(GERDAU AMERISTEEL(TM) LOGO)                                  2005 ANNUAL REPORT

                                                        STEEL TO SHAPE THE WORLD

PROFILE

Gerdau Ameristeel is helping to shape the world as a leader in the steel industry in production, services and quality, and as one of the largest concrete reinforcing steel fabricators in North America. Through our integrated, cost-effective network of minimills, scrap metal recycling facilities and downstream operations, Gerdau Ameristeel has the capacity to produce more than
8.4 million tons of finished steel products annually.

Our talented people have led the field in providing high quality products and service to our customers. By investing in people, processes and technology, Gerdau Ameristeel will continue to succeed.

We manufacture a diverse and balanced mix of steel products for use in a variety of industries including construction, cellular and electrical transmission, automotive, mining and equipment manufacturing. Gerdau Ameristeel's products are made primarily from one of the world's most recycled materials - steel scrap - making us an environmental leader in the areas in which we operate.

Our position as a part of the Gerdau Group - one of the largest steel companies in the world - gives us unique stability and strength in a high cyclical industry. As an industry leader, we are prepared for the changes of our dynamic industry. Gerdau Ameristeel remains focused on our vision, regardless of the economic terrain, to be recognized as the most successful company in the steel industry. For additional financial and investor information, including a description of our corporate governance practices, please visit the Investor Relations section on our website, www.gerdauameristeel.com.

                                      (MAP)

FINANCIAL HIGHLIGHTS

                                    Year ended December 31,
                                    -----------------------
                                       2005         2004
                                    ----------   ----------
(in thousands, except share data)
Income Statement
   Net Sales                        $3,897,143   $3,009,854
   Operating Profit                    400,505      373,276
   Net Income                          295,497      337,669
   EBITDA                              620,922      527,267
   EPS - Basic                            0.97         1.46
   EPS - Diluted                          0.97         1.45
Balance Sheet
   Working Capital                  $1,115,579   $  855,579
   Long Term Debt                      529,331      519,333
   Book Value                        1,584,019    1,364,764
   Market Capitalization             1,717,219    2,055,230
   Share Price                            5.64         6.76
   Average Shares Outstanding          304,277      232,048

                                    SHIPMENTS
                               (IN THOUSAND TONS)

                              (PERFORMANCE GRAPH)

2003   4,822
2004   5,178
2005   6,287

                                    NET SALES
                                 (IN $ BILLION)

                               (PERFORMANCE GRAPH)

2003   $1.8
2004   $3.0
2005   $3.9

                                     ASSETS
                                 (IN $ BILLION)

                               (PERFORMANCE GRAPH)

2003   $1.7
2004   $2.6
2005   $2.8

                                     EBITDA
                                 (IN $ MILLION)

                               (PERFORMANCE GRAPH)

2003   $ 65.5
2004   $527.3
2005   $620.9

                                  METAL SPREAD
                                    ($ / TON)

                               (PERFORMANCE GRAPH)

2003   $197.7
2004   $302.4
2005   $345.2

                                    YEAR END
                                 PRICE PER SHARE

                               (PERFORMANCE GRAPH)

2003   $3.63
2004   $6.76
2005   $5.64

CONTENTS

LETTER TO SHAREHOLDERS                                                         6

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS                      8

MANAGEMENT'S DISCUSSION AND ANALYSIS                                           9
Overview                                                                       9
Business Unit Segments                                                         9
2005 Highlights                                                               10
Results of Operations                                                         11
Liquidity and Capital Resources                                               17
Selected Consolidated Financial Information                                   21
Critical Accounting Policies                                                  21
Recently Issued Accounting Standards                                          24
Risks and Uncertainties                                                       24

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM             31

CONSOLIDATED FINANCIAL STATEMENTS                                             32
Notes to The Consolidated Financial Statements                                36

GERDAU AMERISTEEL CORPORATE OFFICERS & DIRECTORS                              71

6 2005 ANNUAL REPORT


LETTER TO SHAREHOLDERS

                             (PHOTO OF MARIO LONGHI)
                                  MARIO LONGHI

                           (PHOTO OF PHILLIP E. CASEY)
                                PHILLIP E. CASEY

Dear Shareholders:

During 2005, the more than 7,000 employees of Gerdau Ameristeel executed many key initiatives to strengthen the company and reinforce its competitive position in the North American steel sector. These accomplishments are reflected in a second year of strong financial results. As the leaders of Gerdau Ameristeel, it is great to work with a talented and focused team responsible for taking our company to the next level of performance that will be second to none.

The world steel market experienced aggressive consolidation and stability in prices in 2005. Global production surpassed one billion tons. In North America, the industry has experienced healthy growth with historic highs in metal spreads (the difference between mill selling prices and scrap raw material cost) and in selling prices. Reflecting the success of our growth through acquisition strategy, shipments of finished steel increased by 21% to 6.3 Million tons in 2005.

Despite the challenges of hurricanes, protracted labor contract discussions and fluctuating energy markets, 2005 was a strong year for Gerdau Ameristeel. The company reported net income of $295.5 million, or $0.97 per share fully diluted, on net sales of $3.9 billion for the full year ended December 31, 2005.

Focus areas in 2005 included the continued integration of the former North Star Steel facilities acquired from Cargill in November, 2004. Improving our safety awareness in all facilities through a "Safety In Action" initiative was critical. Additionally, further implementation of the Gerdau Ameristeel Business System, a systematic approach to executing our strategy, helped our team members to continue to identify creative ways to solve problems and reduce costs. The company spent more than $135 million to improve our steel production and processing facilities and make them a safer place to work for our employees. Finally, Gerdau Ameristeel strengthened the balance sheet measurably, ending the year with $414 million of cash and amended the company's Senior Secured Credit Facility, increasing the Facility from $350 million to $650 million, extending the term to October 31, 2010, and lowering interest rates.

                                                        LETTER TO SHAREHOLDERS 7


The overall supply and demand picture for our steel products appears reasonably well balanced for 2006 and should help support good metal spreads. Our key focus is to continue building on the significant mill productivity gains we achieved in 2005. With our investments in capital improvements (including a plan to spend more than $200 million in 2006), we expect to continue enhancing those gains.

We will continue focusing on the actions within our control such as quality, customer relationships, people development and productivity. Our goal is to create sustainable success despite the cyclical nature of the market: putting the systems in place to ensure long-term results.

Above all we cannot execute any plans without our people. Ensuring that our people are equipped with the right tools, knowledge and strong level of commitment should lead our company to new levels of success.


/s/ Mario Longhi                        /s/ Phillip E. Casey
-------------------------------------   ----------------------------------------
Mario Longhi                            Phillip E. Casey
President and Chief Executive Officer   Chairman of the Board

                       (PHOTO OF JORGE GERDAU JOHANNPETER)
                            JORGE GERDAU JOHANNPETER

"Congratulations to the Gerdau Ameristeel team for its strong performance in 2005. The company's focus on strategic growth opportunities, customer relationships and sustainability will poise the team to lead the North American steel industry. A solid foundation of core values guides our people to make the right decisions and constantly strive for improvement every day."

Jorge Gerdau Johannpeter
Chairman, Gerdau Group

8 2005 ANNUAL REPORT


CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In this report, "Gerdau Ameristeel" and "Company" refer to Gerdau Ameristeel Corporation and its subsidiaries and 50%-owned joint ventures. Certain statements in this report constitute forward-looking statements. Such statements describe the Company's assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans and strategies and can often be identified by the words "anticipates," "believes," "estimates," "expects," "intends," "plans," and other words and terms of similar meaning. The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company. In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:

The highly competitive nature of the global steel industry and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company and economic conditions in North America and worldwide steel imports and trade regulations; the substantial capital investment and maintenance expenditures required in the Company's business; unexpected equipment failures, transportation disruptions or production curtailments or shutdowns; increases in the cost of steel scrap, energy and other raw materials; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; the cost of compliance with environmental laws and regulations; the Company's costs relative to competitors who have sought bankruptcy protection; currency exchange rate fluctuations; the Company's ability to fund its pension plans; the deviation of actual results from estimates made by the Company in the preparation of its financial statements; the loss of key employees; the Company's reliance on joint ventures that it does not control; the effects of the consolidation of operations or of the steel industry; and the timely completion of business or asset purchases and sales, including receipt of regulatory agency approvals, and the ability to integrate newly-acquired businesses and achieve synergies.

Any forward-looking statements in this report are based on current information as of the date of this report and the Company does not undertake any obligation to update any forward-looking statements to reflect new information or future developments or events, except as required by law.

                                                                          MD&A 9


MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 8.4 million tons of mill finished steel products. Through a vertically integrated network of 15 minimills including one 50%-owned minimill, 17 scrap recycling facilities including Fargo Iron and Metal Company acquired on February 10, 2006, and 43 downstream operations including two 50% owned joint ventures and Callaway Building Products, Inc. acquired on March 10, 2006, the Company primarily serves customers in the eastern two thirds of North America. The Company's products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers, for use in a variety of industries, including construction, automotive, mining and equipment manufacturing. Over 90% of the raw material feed for the minimill operations is recycled steel scrap, making Gerdau Ameristeel the second largest steel recycler in North America.

BUSINESS UNIT SEGMENTS

Gerdau Ameristeel is organized with two business unit segments, mills and downstream. The mills segment consists of eleven minimills in the United States and three in Canada. This segment manufactures and markets a wide range of steel products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections and coiled wire rod. The mills segment also produces rebar, merchant, rod and SBQ products used by the downstream segment and transfers these products at an arms-length, market price to the downstream segment. The downstream segment is secondary value-added steel businesses and consists of rebar fabrication, railroad spikes, cold drawn products, super light beam processing, elevator guide rails, grinding balls, wire mesh and collated nails.

10 2005 ANNUAL REPORT


2005 HIGHLIGHTS

- Net income of $295.5 million or $.97 per common share diluted for the year ended December 31, 2005.

- Record shipments of 6.3 million tons of finished steel for the year ended December 31, 2005.

- Successful integration of the 2004 acquisitions, which include North Star Steel, Gate City and RJ rebar Inc., into the Gerdau Ameristeel Business system.

-    Generation of cash flows from operations of $578.5 million during 2005.

- Reduction of net debt to $116 million at December 31, 2005 from $436 million at the end of the prior year.

- Amended the Senior Secured Credit Facility to increase the facility from $350 million to $650 million.

-    Successful execution of executive management succession plan.

                                                                         MD&A 11


RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2005, COMPARED TO YEAR ENDED DECEMBER 31, 2004.
The following tables summarize the results of Gerdau Ameristeel for the year ended December 31, 2005, and for the year ended December 31, 2004.

(US$ in thousands)

                                                                YEAR ENDED
                                               -------------------------------------------   % OF SALES
                                               DECEMBER 31,    % OF   DECEMBER 31,    % OF    INCREASE    $ INCREASE
                                                   2005       SALES       2004       SALES   (DECREASE)   (DECREASE)
                                               ------------   -----   ------------   -----   ----------   ----------
Finished steel shipments (tons)
Rebar                                            1,473,216              1,322,826
Merchant/special sections                        3,054,154              2,312,704
Rod                                                702,970                786,662
Fabricated steel                                 1,057,133                755,818
                                                ----------             ----------
                                                 6,287,473              5,178,010
                                                ----------             ----------
Net sales                                       $3,897,143    100.0%   $3,009,854    100.0%                $887,289
Operating expenses
   Cost of sales (exlusive of depreciation)      3,253,865     83.5%    2,450,945     81.4%     2.1%        802,920
   Selling and administrative                      125,558      3.2%      109,384      3.6%    (0.4)%        16,174
   Depreciation                                    103,035      2.6%       79,311      2.5%     0.1%         23,724
   Other operating expense (income)                 14,180      0.4%       (3,062)     0.1%     0.3%         17,242
                                                 3,496,638     89.7%    2,636,578     87.6%     2.1%        860,060
Income from operations                             400,505     10.3%      373,276     12.4%    (2.1)%        27,229
Earnings from joint ventures                        91,201      2.3%      141,474      4.7%    (2.4)%       (50,273)
Income before other expenses & income taxes        491,706     12.6%      514,750     17.1%    (4.5)%       (23,044)
Other expenses
   Interest, net                                    50,420      1.3%       56,330      1.9%    (0.6)%        (5,910)
   Foreign exchange (gain) loss                     (1,554)     0.0%        8,123      0.2%    (0.2)%        (9,677)
   Amortization of deferred financing costs          2,656      0.0%        2,551      0.1%    (0.1)%           105
                                                    51,522      1.3%       67,004      2.2%    (0.9)%       (15,482)
Income before income taxes                         440,184     11.3%      447,746     14.9%    (3.6)%        (7,562)
Income tax expense                                 144,687      3.7%      110,077      3.7%     0.0%         34,610
                                                ----------    -----    ----------    -----     ----        --------
NET INCOME                                      $  295,497      7.6%   $  337,669     11.2%    (3.6)%      $(42,172)
                                                ----------    -----    ----------    -----     ----        --------
Earnings per common share - basic               $     0.97             $     1.46
Earnings per common share - diluted             $     0.97             $     1.45

12 2005 ANNUAL REPORT


The Company uses weighted average net selling prices ("net selling prices") as a non-GAAP financial measure. The Company believes that net selling prices are commonly used in the steel industry to measure a company's revenue performance. The Company believes that net selling prices represent a more meaningful measure because it reflects the revenue earned net of freight. Weighted average net selling prices were computed by dividing the shipment revenue by the steel shipments as follows:

                                                   Year Ended
                                          ---------------------------
                                          December 31,   December 31,   $ Increase   % Increase
                                              2005           2004       (Decrease)   (Decrease)
                                          ------------   ------------   ----------   ----------
Mill external shipment revenue             $2,737,769     $2,174,701
Fabricated steel shipment revenue             745,723        454,300
Other products shipment revenue*              210,689        236,503
Freight                                       202,962        144,350
   Net sales                                3,897,143      3,009,854
Mill external steel shipments (tons)        5,230,340      4,422,192
Fabricated steel shipments (tons)           1,057,133        755,818
Weighted Averages Selling Price ($/ton)
   Mill external steel shipments           $   523.44     $   491.77     $ 31.67        6.4%
   Fabricated steel shipments                  705.42         601.07      104.35       17.4%
Scrap Charged                                  178.28         189.34      (11.06)      (5.8)%
Metal Spread (selling price less scrap)
   Mill external steel shipments               345.16         302.43       42.73       14.1%
   Fabricated steel shipments                  527.14         411.73      115.41       28.0%
Mill Manufacturing Cost ($/ton)                239.38         210.62       28.76       13.7%

* Other products shipment revenue includes ferrous scrap, nonferrous scrap, semifinished steel billets, and other building products.

NET SALES: Finished tons shipped for the year ended December 31, 2005 increased
1.1 million tons, or 21.4%, compared to the year ended December 31, 2004. On November 1, 2004, the Company acquired four North Star steel ("North Star") mills and four downstream facilities from Cargill. The consolidated financial statements of the Company for the years ended December 31, 2005 and 2004 include the results of the acquired businesses only subsequent to their acquisition. Shipments for the acquired North star locations were 1.4 million tons or $889 million for the year ended December 31, 2005, as compared to 0.2 million tons or $154 million for the year ended December 31, 2004. Excluding the North Star shipments, overall shipments remained relatively flat with increased volumes of rebar and merchant products being offset by a decrease in rod shipments. Market demand at the beginning of 2005 was relatively weak as customers worked through high levels of inventory; however the second half of the year brought a return to very strong market fundamentals and strong shipments.

As a result of the strong market demand and the continued consolidation of North American steel producers, the environment of the Company's steel prices was positive. Average mill finished goods selling prices increased $32 per ton, or 6.4%, from the average selling prices for the year ended December 31, 2004 and fabricated steel shipment selling prices increased $104 per ton as lower priced contracts negotiated in 2003 and early 2004 were replaced by contracts reflecting increased steel prices.

                                                                         MD&A 13


COST OF SALES: Cost of sales as a percentage of net sales increased 2.1% for the year ended December 31, 2005 compared to the year ended December 31, 2004 representing an increase of $44 per ton shipped. Mill manufacturing costs in 2005 were approximately 13.7% or $29 per ton higher than 2004 as a result of higher electricity, natural gas, maintenance and alloy costs. In addition, cost of sales as a percentage of sales increased as a result of higher fuel costs which increased delivery costs and the increase mix of fabricated steel shipments which have a higher cost per ton than the other finished steel shipments.

Gross margins were also impacted by changes in metal spread, the difference between mill selling prices and scrap raw material cost. Metal spread increased $43 per ton for the year ended December 31, 2005 compared to the year ended December 31, 2004. However, this measure compares the current selling prices with the current price of scrap melted in production and does not consider the timing effect of the scrap costs for product sold. Due to the one to two months of finished product inventories that the Company maintains, scrap costs related to steel sold in the year ended December 31, 2005 were approximately $5 per ton lower than during the year ended 2004, which reduced the realized metal spread increase to $37 per ton. The combined effect of the increased manufacturing costs partially offset by the metal spread increase, resulted in a decrease in the gross margins earned over the period.

SELLING AND ADMINISTRATIVE: Selling and administrative expenses for the year ended December 31, 2005 increased $16.2 million when compared to the year ended December 31, 2004. Included in selling and administrative expenses for the year ended December 31, 2005 is a non-cash pretax expense of $4.1 million to mark-to-market outstanding stock appreciation rights (SARs) and other expenses associated with equity based compensation held by employees compared to $21.8 million for the same period in the prior year. Excluding this item, selling and administrative expenses increased $33.9 million for the year ended December 31, 2005 when compared to the year ended December 31, 2004. The most significant cause of this increase was the increase in salaries and benefits costs. From the beginning of 2004 through the end of 2005, administrative headcount increased by more than 100% as the Company's administrative structure grew to accommodate the growth that had been realized. In addition, the current year costs include a $3 million incentive payment as part of the executive management succession plan that was executed during 2005.

DEPRECIATION: Depreciation for the year ended December 31, 2005 increased $23.7 million when compared to the year ended December 31, 2004. The increase in depreciation for the year ended December 31, 2005 reflects $8.5 million of depreciation of the North Star assets compared to $1.3 million for the year ended December 31, 2004 as a result of 2005 including a full year of depreciation expense versus only two months in 2004. Additionally, during the course of 2005, the Company accelerated depreciation on specific assets that were replaced or that the Company was planning to replace before the end of the originally estimated useful life. This accelerated depreciation was approximately $10.6 million during 2005. The remainder of the increase was the result of normal increases in depreciation expense from routine equipment additions.

OTHER OPERATING EXPENSE/INCOME: Other expenses, net of other income for the year ended December 31, 2005, consists primarily of $14 million of fixed costs associated with the Beaumont, Texas steel mill facility,

14 2005 ANNUAL REPORT


which was idled during part of 2005. In addition, included in other operating expenses was a $3.3 million writedown on certain assets held for sale. These expenses were partially offset by $1.1 million collected under the U.S. Continued Dumping Subsidy Offset Act and other miscellaneous receipts. Other income, net of other expenses for the year ended December 31, 2004, consists of income of $1.2 million from a power interruption claim, $1.0 million collected under the U.S. Continued Dumping Subsidy Offset Act, and $1.0 million from the mark to market of marketable securities.

INCOME FROM OPERATIONS: As a percentage of net sales, operating income for 2005 was 10.3% compared to 12.4% for 2004. Metal spread, the difference between mill selling prices and scrap raw material cost, increased 14.1% to $345 per ton for the year ended December 31, 2005 from $302 per ton for the year ended December 31, 2004. As discussed above, the metal spread increase was partially offset by increases in manufacturing costs, depreciation expense, selling and administrative expenses and other operating expenses.

EARNINGS FROM JOINT VENTURES: Earnings from the Company's 50% joint ventures were $91.2 million for the year ended December 31, 2005 compared to $141.5 million for the year ended December 31, 2004. Shipments from Gallatin Steel, a flat rolled mill joint venture with Dofasco Inc., remained relatively flat with the prior year at 764,000 tons, but metal spreads at Gallatin Steel for the year ended December 31, 2005 were $308 per ton in comparison to $361 per ton for the same period in the prior year. Flat rolled sheet metal spreads decreased through the first nine months of 2005, from the historically high levels of 2004. However they rebounded with strong demand and order backlogs in the fourth quarter of 2005. Gallatin paid cash distributions to the Company of $115.8 million during 2005.

INTEREST EXPENSE AND OTHER EXPENSE ON DEBT: Interest expense and other expense on debt, including amortized deferred financing costs, decreased $5.9 million for the year ended December 31, 2005 compared to the year ended December 31, 2004. The primary cause of the decrease was the interest earned from the cash and cash equivalents during 2005 and also the effect of the mark to market adjustment on interest rate swap agreements. During the year ended December 31, 2005, the mark-to-market adjustment resulted in $2.9 million of income related to a favorable adjustment in comparison to $1.6 million of income for the year ended December 31, 2004.

INCOME TAXES: The Company's effective income tax rate was approximately 32.9% and 24.6% respectively for the year ended December 31, 2005 and 2004. The increase in rate between years is primarily attributable to the Company recording the utilization of net operating losses related to the US operations that resulting in a $48.6 million reduction of tax expense during 2004. The net operating losses are related to the U.S. operations of the former Co-Steel entity. At the time of the acquisition of Co-Steel, the tax assets were recorded at their estimated realization rate according to purchase accounting under U.S. GAAP. Due to the high profitability of our U.S. operations during the past 2 years, the Company was able to utilize these losses. In addition, during 2005 the Company recorded a valuation allowance of $3.6 million against certain state tax loss carryforwards and recycling credits. Management believes that it is more likely than not that these deferred assets will not be realized.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply

                                                                         MD&A 15


on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

SEGMENTS: Gerdau Ameristeel is organized with two business unit segments, mills and downstream.

Mills segment sales increased to $4.0 billion for year ended December 31, 2005 from $3.2 billion for the year ended December 31, 2004. The North Star locations contributed $729.0 million of sales for the year ended December 31, 2005 compared to $106.0 million the year ended December 31, 2004. Mills segment sales include sales to the downstream segment of $866.0 million and $688.5 million for the years ended December 31, 2005 and 2004, respectively. Mills segment operating income for the year ended December 31, 2005 was $401.7 million compared to a $428.8 million operating income for the year ended December 31, 2004, a decrease of $27.1 million. The decrease in operating income is discussed in the cost of sales section above.

Downstream segment sales increased to $810.0 million for the year ended December 31, 2005, from $517.7 million for the year ended December 31, 2004. The recently acquired North Star downstream operations and Gate City and RJ Rebar fabricating facilities contributed $214.7 million in sales revenue for the year ended December 31, 2005 compared to $25.9 million for the year ended December 31, 2004. Downstream segment operating income for the year ended December 31, 2005 was $46.4 million compared to $18.9 million for the year ended December 31, 2004, an increase of $27.5 million. In addition to the increased volume as a result of the acquisitions, the increase in profit was also due to increased average selling prices of $104 per ton.

See "Note 17" to Gerdau Ameristeel Corporation and Subsidiaries Consolidated Financial Statements for the years ended December 31, 2005 and 2004 - "Segment information" for a reconciliation of segment sales and income to consolidated results.

EBITDA: EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company's performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company's method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of EBITDA to net income for the years ended December 31, 2005 and 2004 is shown below:

                                                  FOR THE ENDED YEAR
                                        -------------------------------------
($000S)                                 DECEMBER 31, 2005   DECEMBER 31, 2004
-------                                 -----------------   -----------------
Net income                                  $295,497            $ 337,669
Income tax expense                           144,687              110,077
Interest and other expense on debt            50,420               56,330
Depreciation and amortization                105,691               81,862
Earnings from joint ventures                 (91,201)            (141,474)
Cash distribution from joint ventures        115,828               82,803
                                            --------            ---------
EBITDA                                      $620,922            $ 527,267

16 2005 ANNUAL REPORT


CANADIAN GAAP

Effective June 1, 2005, public companies incorporated under Ontario's Business Corporations Act (OBCA) that have securities registered with the U.S. Securities and Exchange Commission (SEC) may prepare their financial statements in accordance with U.S. generally accepted accounting principles (GAAP) and have them audited under U.S. generally accepted auditing standards (GAAS). Therefore, a cross-border public company incorporated under the OBCA can prepare its financial statements (including those for periods ended before June 1, 2005) in accordance with U.S. GAAP if they are mailed to shareholders on or after June 1, 2005.

Results reported under Canadian GAAP may differ from results reported under U.S. GAAP. Under Canadian GAAP for the years ended December 31, 2005 and 2004, net income was $302.0 million and $341.5 million, a decrease of $39.5 million. The material differences between Canadian GAAP and U.S. GAAP are described in Note 18 to the audited consolidated financial statements for the years ended December 31, 2005 and 2004. The following is a summary of these differences:

- Under U.S. GAAP, joint ventures are accounted for using the equity method. Under Canadian GAAP, joint ventures are proportionately consolidated. This means that 50% of each line item is recorded, such as individual assets and liabilities, sales, costs of sales, interest, depreciation and amortization. This means, among other differences, that depreciation expense associated with our joint ventures is not reported under U.S. GAAP.

- As a result of proportionate accounting, under Canadian GAAP there is no equity investment account in long term assets to which allocations of negative goodwill can be made under the purchase method of accounting. Therefore, in the business combination with Co-Steel, negative goodwill was only allocated against property, plant and equipment, which lowers depreciation expense. Under U.S. GAAP, joint ventures are accounted for under the equity method and, therefore, negative goodwill is allocated to the equity investment and property, plant and equipment.

- Comprehensive income is not reported under Canadian GAAP. Under U.S. GAAP, comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-shareholder sources. Components of comprehensive income include items such as net earnings (loss), changes in the fair value of investments not held for trading, minimum pension liability adjustments, derivative instruments and foreign currency translation gains and losses.

- Under U.S. GAAP, an additional minimum pension liability is charged to other comprehensive income in shareholders' equity to the extent that the unfunded accumulated benefit obligation (ABO) exceeds the fair value of the plan assets, and this amount is not covered by the pension liability already recognized in the balance sheet. The calculation of the ABO is based on the actuarial present value of the vested benefits to which the employee is currently entitled, based on the employee's expected date of separation or retirement. The recognition of an additional minimum liability is not required under Canadian GAAP.

- Under U.S. GAAP, the Company accrues for scheduled annual maintenance shutdowns. Canadian GAAP does not allow this accounting practice.

                                                                         MD&A 17


LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Operating activities: Net cash provided by operations for the year ended December 31, 2005 was $578.5 million compared to net cash provided by operations of $125.0 million for the year ended December 31, 2004. Excluding the impact of the acquired operations, for the year ended December 31, 2005, accounts receivable provided $18.9 million, inventories provided $113.1 million as a result of reduced inventory levels as at December 31, 2005 in comparison to the prior year and reduced scrap costs, and an increase in accounts payable and other liabilities provided $1.4 million in 2005.

During 2005, the Company received cash distributions from its investment in joint ventures (primarily Gallatin steel) of $115.8 million in comparison with $82.8 million during the prior year.

Investing activities: Net cash used in investing activities was $179.1 million in the year ended December 31, 2005 compared to $380.6 million in the year ended December 31, 2004. For the year ended December 31, 2005, capital expenditures totalled $135.9 million and proceeds received from the sale of excess land was $6.4 million. During 2004, Gerdau Ameristeel made the following acquisitions: in March 2004, the Company acquired the operating assets of Potter Form & tie Co., a rebar fabricator in the Midwest United States for $11.1 million in cash; in November 2004, the Company acquired four North star steel mills and four downstream facilities from Cargill for $320.8 million, of which $51.8 million was paid during 2005; and in December 2004, the Company acquired the fixed assets and working capital of Gate City's and RJ rebar, Inc.'s rebar fabrication facilities for $16.4 million.

Financing activities: During 2005, the Company initiated a quarterly dividend of $0.02 per Common share and also paid a special dividend of $0.14 per Common Share in June 2005. Total dividend payments were $66.9 million. The Company used $130 million to reduce its outstanding indebtedness in 2004, and no significant debt reductions occurred during the current year due to limitations on the remaining debt amortization schedules.

On April 16, 2004, the Company sold 26.8 million common shares to its majority shareholder, Gerdau S.A., for total proceeds of $97.9 million. the proceeds were used for general corporate purposes, including capital expenditures, working capital and repayment of debt.

On October 15, 2004, the Company sold 70 million common shares for $4.70 (Cdn $5.90) per share, including 35 million common shares to Gerdau S.A., and on November 18, the over-allotment option was exercised for 8,762,000 common shares of which Gerdau S.A. purchased 4,381,000. These transactions generated net proceeds of approximately $362.4 million after deducting underwriters' fees and estimated expenses. The proceeds were used primarily for the purchase of the North Star Steel assets.

18 2005 ANNUAL REPORT


OUTSTANDING SHARES

As of December 31, 2005, the Company had outstanding 304,471,493 common shares and Cdn $125.0 million of convertible debentures. The convertible debentures are convertible to common shares of the Company at a conversion price of Cdn $26.25 per share. See "Credit Facilities and indebtedness - Convertible debentures."

On October 15, 2004, the common shares of the Company commenced trading on the New York Stock Exchange under the symbol "GNA". The common shares will continue to trade on the Toronto Stock Exchange, also under the symbol "GNA".

CREDIT FACILITIES AND INDEBTEDNESS

The principal sources of liquidity are cash flow generated from operations and borrowings under the Senior Secured Credit Facility and the Company believes these sources will be sufficient to meet its cash flow requirements. The principal liquidity requirements are working capital, capital expenditures and debt service for the foreseeable future.

The following is a summary of existing credit facilities and other long-tem debt:

SENIOR SECURED CREDIT FACILITY: On October 31, 2005, the Company completed an amendment and restatement of the Senior Secured Credit Facility. The Senior Secured Credit Facility provides commitments of up to $650.0 million and expires in October 2010. The Company will be able to borrow under the Senior Secured Credit Facility the lesser of (i) the committed amount, and (ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of the Company's operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the Senior Secured Credit Facility. Since the borrowing base under the Senior Secured Credit Facility will be based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable.

Loans under the Senior Secured Credit Facility bear interest at a per annum rate equal to one of several rate options (LIBOR, federal funds rate, bankers' acceptance or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time. Borrowings under the Senior Secured Credit Facility may be made in U.S. dollars or Canadian dollars, at the option of the Company. Our Senior Secured Credit Facility contains restrictive covenants that limit our ability to engage in specified types of transactions without the consent of the lenders. These covenants may limit our ability to, among other things: incur additional debt, issue redeemable stock and preferred stock, pay dividends on our common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations.

At December 31, 2005, there were no borrowings under the facility, and there was $544.1 million available under the Senior Secured Credit Facility compared to $27 thousand borrowed and $295.0 million available at December 31, 2004.

SENIOR NOTES: On June 27, 2003, the Company issued $405.0 million of 10 3/8% Senior Notes, of which

                                                                         MD&A 19


$35.0 million were sold to an indirect wholly-owned subsidiary of the Company's parent, Gerdau S.A. The notes mature on July 15, 2011. The notes were issued at 98% of face value. The notes are unsecured, are effectively junior to secured debt to the extent of the value of the assets securing such debt, rank equally with all existing and future unsecured unsubordinated debt, and are senior to any future senior subordinated or subordinated debt. Interest on the notes accrues at 10 3/8% per annum (10.75% effective rate) and is payable semi-annually on July 15 and January 15. At any time prior to July 15, 2006, the Company may redeem up to 35% of the original principal amount of the notes with the proceeds of one or more equity offerings of common shares at a redemption price of 110.75% of the principal amount of the notes, together with accrued and unpaid interest, if any, to the date of redemption. The indenture governing the notes permits the Company and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations. On January 23, 2004, the Company completed an exchange of the Senior Notes. The exchanged notes have substantially the same form and terms as the original notes issued on June 27, 2003. The exchanged notes were issued under a prospectus in Ontario and the exchanged notes and subsidiary guarantees were registered under the U.S. Securities Act of 1933, as amended, and are not subject to restrictions on transfer.

AMERISTEEL BRIGHT BAR, INC. TERM LOAN: At December 31, 2005, AmeriSteel Bright Bar, Inc. had a $2.4 million term loan outstanding. The loan bears interest at a fixed rate of 6% and matures in September 2011.

INDUSTRIAL REVENUE BONDS: The Company had $31.6 million of industrial revenue bonds outstanding as of December 31, 2005. $23.8 million of the bonds were issued by Gerdau Ameristeel US Inc., a wholly owned subsidiary of the Company, in prior years to construct facilities in Jackson, Tennessee. The Company assumed an industrial revenue bond in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in September 2002. The Company assumed an additional industrial revenue bond in the amount of $4.2 million with the acquisition of the North Star locations in November 2004. The interest rates on these bonds range from 50% to 75% of the prime rate. The industrial revenue bonds mature in 2014, 2017 and 2018. These bonds are secured by letters of credit issued under the Senior Secured Credit Facility.

RELATED PARTY LOANS: In the first quarter of 2004, the Company obtained a $25 million, one year, 2.65% interest bearing loan from a Brazilian bank. The loan was guaranteed by Gerdau S.A and was repaid.

CONVERTIBLE DEBENTURES: The Company has unsecured, subordinated convertible debentures in the principal amount of Cdn $125.0 million, which bear interest at 6.5% per annum, mature on April 30, 2007, and, at the holders' option, are convertible into our common shares at a conversion price of Cdn $26.25 per share. Under the terms of the trust indenture for the convertible debentures, no adjustment to the conversion price is required if the Company issues common shares in a customary offering. The debentures are redeemable, at the Company's option, at par plus accrued interest, and the Company has the right to settle the principal amount by the issuance of common shares based on their market value at the time of redemption.

CAPITAL LEASES: Gerdau Ameristeel had $0.8 million of capital leases as of December 31, 2005.

20 2005 ANNUAL REPORT


CAPITAL EXPENDITURES

Gerdau Ameristeel spent $135.9 million on capital projects in the year ended December 31, 2005, compared to $82.1 million in the same period in 2004. Major capital investments in 2005 included improved warehouse facilities at the Whitby, Ontario facility ($10.8 million), a new reheat furnace at the Sayreville, New Jersey facility ($10.0 million), and the purchase of shredders at the Jacksonville, Florida facility ($5.0 million) and the Jackson, Tennessee facility ($6.1 million). Capital expenditures for 2006 are expected to be approximately $200 to $230 million.

On February 10, 2006, the Company completed the acquisition of the outstanding shares of capital stock of Fargo Iron and Metal Company, a scrap recycling facility located in Fargo, North Dakota.

On March 10, 2006, the Company completed the acquisition of the assets of Callaway Building Products Inc., a rebar fabricator and supplier of concrete construction products located in Knoxville, Tennessee.

OFF- BALANCE SHEET ARRANGEMENTS

Other than non-cancelable operating lease commitments, the company does not have any off-balance sheet arrangements, financings or other relationships with unconsolidated special purpose entities. The Company's operating lease commitments are set out in the contractual obligation table below.

CONTRACTUAL OBLIGATIONS

The following table presents the Company's contractual obligations as of December 31, 2005.

                                                     Less than                          After
Contractual Obligations ($000s)            Total      one Year   1-3years   4-5years   5 Years
-------------------------------          ---------   ---------   --------   --------   -------
Long-term debt (1)                         433,751      1,014       1,230        891   430,616
Convertible debentures                      95,594         --      95,594         --        --
Interest (2)                               246,458     50,464      89,047     85,938    21,009
Operating leases (3)                        81,666     13,934      20,354     14,252    33,126
Capital expenditures (4)                   238,629    156,488      58,158     23,983        --
Unconditional purchase obligations (5)      69,875     69,875          --         --        --
Pension funding obligations (6)             25,407     25,407          --         --        --
                                         ---------    -------     -------    -------   -------
Total contractual obligations            1,191,380    317,182     264,383    125,064   484,751
                                         =========    =======     =======    =======   =======

1) Total amounts are included in the December 31, 2005 consolidated balance sheet. See Note 7, long-term debt, to the consolidated financial statements.

2) Interest payments related to our short-term debt are not included in the table as they do not represent a significant obligation as of December 31, 2005.

3) Includes minimum lease payment obligations for equipment and real property leases in effect as of December 31, 2005.

4)   Purchase obligations for capital expenditure projects in progress.

5) A majority of these purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.

6) Pension funding obligations are included only for 2006 as the amount of funding obligations beyond the next year are not yet determinable.

                                                                         MD&A 21


SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial data below is presented in U.S. GAAP.


ANNUAL RESULTS

Years Ended December 31,                       2003         2004         2005
------------------------                    ----------   ----------   ----------
Net sales                                   $1,811,171   $3,009,854   $3,897,143
Net (loss) income                              (26,694)     337,669      295,497
(Loss) earnings per common share, basic          (0.14)        1.46         0.97
(Loss) earnings per common share, diluted        (0.14)        1.45         0.97
Total assets                                 1,665,540    2,582,023    2,829,451
Total long-term debt                           641,005      519,333      529,331
Cash dividends per common share                     --           --         0.22

QUARTERLY RESULTS

2005                          March 31,   June 30,   September 30,   December 31,
----                         ----------   --------   -------------   ------------
Net sales                    $1,002,538   $961,076      $999,286       $934,243
Cost of sales                   857,014    805,960       825,700        765,191
Net income                       78,572     74,325        62,208         80,392
Earnings per common share,
   basic and diluted               0.26       0.24          0.20           0.26

2004

Net sales                    $618,953   $733,774   $807,883   $849,244
Cost of sales                 541,257    556,288    638,441    714,959
Net income                     21,505    105,466    144,286     66,412
Earnings per common share,
   basic and diluted             0.11       0.48       0.64       0.23

FOURTH QUARTER RESULTS

The three months ended December 31, 2005 generated net income of $80.4 million in comparison to $66.4 million during the same period of the prior year. Total shipments of 1.5 million tons represented an increase of 14.1% from the same period of time of the prior year. The results for the three months ended December 31, 2004 include the results of the North Star acquisition only subsequent to the November 1, 2004 acquisition date. Consistent with purchase price accounting requirements, the North Star location's opening finished steel inventories were recorded at market value and therefore did not contribute any significant margin in the three months ended December 31, 2004. For the three months ended December 31, 2005, selling prices were approximately $10 per ton less than the same period of the prior year, but scrap costs were approximately $30 per ton less, resulting in improved metal spreads of approximately $20 per ton.

CRITICAL ACCOUNTING POLICIES

Gerdau Ameristeel's Consolidated Financial Statements are prepared in accordance with U.S. generally accepted accounting principles that often require management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts presented and disclosed in the financial statements.

22 2005 ANNUAL REPORT


Management reviews these estimates and assumptions based on historical experience, changes in business conditions and other relevant factors as it believes to be reasonable under the circumstances.

Critical accounting policies are those that may have a material impact on the consolidated financial statements and also require management to exercise significant judgment due to a high degree of uncertainty at the time the estimates are made. Senior management has reviewed the development and selection of the Company's accounting policies, related account estimates and the disclosures set forth below with the Audit Committee of the Board of directors.

REVENUE RECOGNITION

The Company's products are usually sold on credit terms. The credit terms, which are established in accordance with local and industry practices, typically require payment within 30 days of delivery and may allow discounts for early payment. Revenue is recognized at the time products are shipped to customers.

ALLOWANCES FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts is evaluated on a regular basis and adjusted based upon management's best estimate of probable losses inherent in accounts receivable. In estimating probable losses, the Company reviews accounts that are past due, non-performing or in bankruptcy. The Company also reviews accounts that may be at risk using information available about the customer, such as financial statements and published credit ratings. General information regarding industry trends and the general economic environment is also used. The Company determines an estimated loss for specific accounts and estimates an additional amount for the remainder of receivables based on historical trends and other factors. Adverse economic conditions or other factors that might cause deterioration of the financial health of customers could change the timing and level of payments received and necessitate a change in estimated losses.

ACCOUNTING FOR GOODWILL

Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable assets acquired. Goodwill is reviewed for impairment annually, or, when events or circumstances dictate, more frequently. The Company's goodwill impairment reviews consist of a two-step process of first determining the fair value of the reporting unit and comparing it to the carrying value of the net assets allocated to the reporting unit. Fair values of the reporting units were determined based on our estimates of comparable market values. If this fair value exceeds the carrying value, no further analysis or goodwill writedown is required. If the fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their fair value. If necessary, goodwill is then written-down to its implied fair value.

LONG-LIVED ASSETS

The Company is required to assess potential impairments of long-lived assets in accordance with SFAS No. 144, Accounting for Impairment of Long-lived Assets, if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair

                                                                         MD&A 23


value based upon the most recent information available. Estimated fair market value is generally measured by discounting estimated future cash flows developed by management. Long-lived assets that are held for disposal are recorded at the lower of the carrying value or the fair market value less the estimated cost to sell. The Company's long-lived assets primarily include property, plant and equipment used in operations and property held for sale.

ACCOUNTING FOR INCOME TAXES

The Company accounts for income taxes in accordance with FASB statement No. 109, Accounting for Income Taxes. Significant judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company's tax returns are subject to audit by various domestic and foreign tax authorities. Although the Company believes its estimates are reasonable, no assurance can be given that the final tax outcome will not be materially different from that which is reflected in the income tax provisions and accruals.

The Company has recorded deferred tax assets related to domestic and foreign tax loss carry-forwards. Limitations on the utilization of these tax assets may apply and the Company may in the future provide a valuation allowance to reduce certain of these deferred tax assets if it concludes that it is more likely than not that the deferred tax assets will not be fully realized.

ENVIRONMENTAL REMEDIATION

The Company is subject to environmental laws and regulations established by federal, state and local authorities and makes provisions for the estimated cost of compliance based on currently available facts, present laws and regulations, and current technology. The liability estimates are reviewed periodically and, as investigations and remediation proceed, the Company makes necessary adjustments to the estimates. The liability estimates are not reduced by possible recoveries from insurance or other third parties.

POST RETIREMENT BENEFITS

Primary actuarial assumptions are determined as follows:

- The expected long-term rate of return on plan assets is based on the Company's estimate of long-term returns for equities and fixed income securities weighted by the allocation of assets in the plans. The rate is impacted by changes in general market conditions, but because it represents a long-term rate, it is not significantly impacted by short-term market swings. Changes in the allocation of plan assets would also impact this rate.

- The assumed discount rate is used to discount future benefit obligations back to today's dollars. The U.S. discount rate is as of the measurement date, December 31. A similar process is used to determine the assumed discount rate for the non-U.S. plans. This rate is sensitive to changes in interest rates. A decrease in the discount rate would increase the Company's obligation and expense.

- The expected rate of compensation increase is used to develop benefit obligations using projected pay at retirement. This rate represents average long-term salary increases and is influenced by the Company's

24 2005 ANNUAL REPORT


     long-term compensation policies. An increase in the rate would increase the Company's obligation and expense.

- The assumed health care trend rate represents the rate at which health care costs are assumed to increase and is based on historical and expected experience. Changes in projections of future health care costs due to general economic conditions and those specific to health care will impact this trend rate. An increase in the trend rate would increase the Company's obligation and expense.

RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board (FASB) issued a revised Statement of Financial Accounting Standard (SFAS) No. 123(R), "Share Based Payment." The revised SFAS No. 123 requires that the fair value of stock options be recorded in the results of operations for fiscal years beginning after June 15, 2005. The pro forma disclosures permitted under SFAS 123 will no longer be an alternative to financial statement recognition. The Company expects to adopt this revised standard as of January 1, 2006, and currently intends to use the "modified prospective" method and choose the Black-Scholes model for estimating the fair value of equity compensation. The Company is currently assessing the implications of this revised standard and the effect it will have on its results of operations in the first quarter of 2006 and thereafter.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs". This statement clarifies the accounting for the abnormal amount of idle facilities expense, freight, handling costs and wasted material. This statement requires that those items be recognized as current-period expenses. In addition, the statement requires that allocation of fixed overhead to the cost of conversion be based on the normal capacity of the production facilities. This statement is effective for fiscal years beginning after June 15, 2005. The Company's current inventory accounting policy generally follows SFAS 151; therefore, the adoption of SFAS 151 is not expected to have a significant impact on the consolidated results of operations.

RISKS AND UNCERTAINTIES

EXCESS GLOBAL CAPACITY IN THE STEEL INDUSTRY AND THE AVAILABILITY OF COMPETITIVE SUBSTITUTE MATERIAL HAVE RESULTED IN INTENSE COMPETITION, WHICH MAY EXERT DOWNWARD PRESSURE ON THE PRICES OF THE COMPANY'S PRODUCTS.

The Company competes with numerous foreign and domestic steel producers, largely minimill producers that produce steel by melting scrap in electric arc furnaces, but also integrated producers that produce steel from coke and iron ore. Competition is based on price, quality and the ability to meet customers' product specifications and delivery schedules. In the past, global overcapacity in steel manufacturing has had a negative impact on steel pricing and could adversely affect sales and profit margins in the future. The construction of new mills, expansion and improved production efficiencies of existing mills, restarting of currently idled facilities and the expansion of foreign steel production capacity all contribute to an increase in global steel

                                                                         MD&A 25


production capacity. Increases in global steel production capacity combined with high levels of steel imports into North America could exert downward pressure on the prices of the Company's products, which would adversely affect sales and profit margins.

THE CYCLICAL NATURE OF THE STEEL INDUSTRY AND THE INDUSTRIES WE SERVE AND ECONOMIC CONDITIONS IN NORTH AMERICA AND WORLDWIDE MAY CAUSE FLUCTUATIONS IN THE COMPANY'S REVENUE AND PROFITABILITY.

The North American steel industry is cyclical in nature and is affected significantly by prevailing economic conditions in the major world economies. In particular, the North American steel industry is influenced by a combination of factors, including periods of economic growth or recession, strength or weakness of the U.S. or Canadian dollar relative to other currencies, worldwide production capacity and levels of steel imports and applicable tariffs. Future economic downturns, stagnant economic conditions or currency fluctuations could decrease the demand for the Company's products or increase the amount of imports of steel into its markets, any of which could cause fluctuations in the Company's revenue and profitability.

Market conditions for steel products in the U.S. And Canadian market have fluctuated over recent years. The Company is particularly sensitive to trends in cyclical industries, such as the North American construction, transportation, appliance, machinery and equipment industries, which are significant markets for the Company's products. A significant portion of the Company's products is destined for the construction industry and the steel service center industry. Many of the Company's markets are cyclical in nature and affect the demand for its finished products. A disruption or downturn in any of these industries could negatively impart the Company's financial condition, production, sales, margins and earnings. The Company is also sensitive to trends and events that may impact these industries, including strikes and labor unrest.

IMPORTS OF STEEL INTO NORTH AMERICA HAVE ADVERSELY AFFECTED AND MAY AGAIN ADVERSELY AFFECT STEEL PRICES, AND DESPITE TRADE REGULATION EFFORTS, THE INDUSTRY MAY NOT BE SUCCESSFUL IN REDUCING STEEL IMPORTS.

Imports of steel into North America have exerted in recent years, and may again in the future exert, downward pressure on steel prices, which adversely affects the Company's sales and profit margins. Competition from foreign steel producers is strong and may increase due to increases in foreign steel production capacity, the relative strengthening of the U.S. dollar compared to foreign currencies and the reduction of domestic steel demand in the economies of the foreign producers. These factors encourage higher levels of steel exports to North America at lower prices. In the past, protective actions taken by the U.S. government to regulate the steel trade, including import quotas and tariffs, have been temporary in nature and have been found by the World Trade Organization to violate global trade rules. Protective actions may not be taken in the future and, despite trade regulation efforts, unfairly priced imports could enter the North American markets in the future, resulting in price depression that would adversely affect our ability to compete and maintain our sales levels and profit margins.

26 2005 ANNUAL REPORT


STEEL OPERATIONS REQUIRE SUBSTANTIAL CAPITAL INVESTMENT AND MAINTENANCE EXPENDITURES THAT MAY ENCOURAGE PRODUCERS TO MAINTAIN PRODUCTION IN PERIODS OF REDUCED DEMAND, WHICH MAY IN TURN EXERT DOWNWARD PRESSURE ON PRICES FOR THE COMPANY'S PRODUCTS.

Steel manufacturing is very capital intensive, requiring the Company and other steel producers to maintain a large fixed-cost base requiring substantial maintenance expenditures. The high levels of fixed costs of operating a minimill encourage mill operators to maintain high levels of output, even during periods of reduced demand, which may exert additional downward pressure on selling prices and profit margins in those periods.

UNEXPECTED EQUIPMENT FAILURES MAY LEAD TO PRODUCTION CURTAILMENTS OR SHUTDOWNS.

Interruptions in the Company's production capabilities would increase production costs and reduce sales and earnings for the affected period. In addition to periodic equipment failures, the Company's facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. Unexpected interruptions in production capabilities would adversely affect productivity and results of operations. The Company's insurance may not cover its losses.

THE COMPANY'S PROFITABILITY CAN BE ADVERSELY AFFECTED BY INCREASES IN RAW MATERIAL AND ENERGY COSTS.

The Company's operating results are significantly affected by the cost of steel scrap and scrap substitutes that are the primary raw material for the Company's minimill production facilities. Prices for steel scrap are subject to market forces largely beyond the Company's control, including demand by U.S. and international steel producers, freight costs and speculation. The increasing rate of worldwide steel scrap consumption, especially in China, has placed significant upward pressure on the price of steel scrap. A combination of a weaker U.S. dollar, strong global demand for steel scrap and lower production of domestic steel scrap due to a weaker domestic manufacturing economy have reduced the domestic steel scrap supply resulting in steel scrap prices that are currently at a ten-year high. Metal spread, the difference between mill selling prices and scrap raw material cost, is also currently well above previous ten-year highs. The Company does not know how long these levels can be maintained and if scrap prices increase significantly without a commensurate increase in finished steel selling prices, profit margins could be materially adversely affected. The Company may not be able to pass on higher scrap costs to its customers by increasing mill selling prices and prices of downstream products. Further increases in the prices paid for scrap and other inputs could also impair our ability to compete with integrated mills and cause production to decline and adversely affect sales and profit margins.

Most of the Company's minimill operations have long-term electricity supply contracts with either major utilities or energy suppliers. The electric supply contracts typically have two components: a firm portion and an interruptible portion. The firm portion supplies a base load for essential plant requirements. The interruptible portion supplies the electric arc furnace power demand, which represents the majority of the total electric demand, and, for the most part, is based on spot market prices of electricity. Therefore, the Company has significant exposure to the variances of the electricity market that could materially adversely affect operating margins and results of operations.

                                                                         MD&A 27


Generally, the Company does not have long-term contracts for natural gas and oxygen and therefore, is subject to market supply variables and pricing that could materially adversely affect operating margins and results of operations.

THE COMPANY MAY NOT BE ABLE TO SUCCESSFULLY RENEGOTIATE COLLECTIVE BARGAINING AGREEMENTS WHEN THEY EXPIRE AND FINANCIAL RESULTS MAY BE ADVERSELY AFFECTED BY LABOR DISRUPTIONS.

Approximately 35% of the Company's employees are represented by the United Steelworkers of America ("USWA") and other unions under different collective bargaining agreements. The agreements have different expiration dates. During 2005 we reached new agreements with the employees at our Memphis wire, Cambridge minimill and Wilton recycling operations. The collective bargaining agreements with employees at the Beaumont, St. Paul and Wilton facilities expired in 2005 and, although negotiations are ongoing, new agreements have not yet been reached. One collective bargaining agreement, with the employees at our Perth Amboy Mill, will expire in July 2006.

On May 26, 2005, the Company ceased operations at its Beaumont facility to encourage the USWA to act on the Company's "last, best and final" agreement offer that was presented to the union committee in may 2005. On December 12, 2005, the Beaumont facility began to resume normal operations although negotiations are ongoing and a final contract has not yet been concluded with the Beaumont union representatives.

The Beaumont and Wilton facilities are currently operating without a collective bargaining agreement. The collective bargaining agreement at the St. Paul facility has been temporarily extended. The Company cannot assure you that these collective bargaining agreements will be successfully renegotiated without the occurrence of a work stoppage.

The Company may be unable to successfully negotiate new collective bargaining agreements without any labor disruption. A labor disruption could, depending on the operations affected and the length of the disruption, have a material adverse effect on the Company's operations. Labor organizing activities could occur at one or more of the Company's other facilities or at other companies upon which the Company is dependent for raw materials, transportation or other services. Such activities could result in a significant loss of production and revenue and have a material adverse effect on the Company's financial results and results of operations.

ENVIRONMENTAL LAWS AND REGULATIONS AFFECT THE COMPANY AND COMPLIANCE MAY BE COSTLY AND REDUCE PROFITABILITY.

As the Company is involved in steel production, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by steel producing operations is electric arc furnace (EAF) dust, a residual from the production of steel in electric arc furnaces. EAF dust is collected, handled and disposed of in a manner the Company believes meets all current federal, state and provincial environmental regulations, and the costs of collection and disposal of EAF dust are being expensed as operating costs when incurred. Environmental legislation and regulations at the federal, state and provincial

28 2005 ANNUAL REPORT


levels over EAF dust are subject to change which may change the cost of compliance and have a material adverse effect on the Company's financial results and results of operations.

In April 2001, the Company was notified by the Environmental Protection Agency
(EPA), of an investigation that identifies the Company as a potential responsible party (PRP) in a SuperFund site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, lastly operated by Stoller Chemical Company, a now bankrupt corporation. The EPA has filed suit under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCA) with the Company named as a defendant seeking damages of $16.6 million. CERCA imposes joint and several strict liability in connection with environmental contamination. The Company is included in this action because the Company allegedly shipped EAF dust to this property. The EPA originally offered a settlement to the named PRPS under which the Company's allocation was approximately $1.8 million. One of the named PRPS is in bankruptcy proceedings. The EPA has reconsidered the appropriate allocation. That reconsideration caused the EPA's view of the Company's allocation to substantially increase. The Company objects to its inclusion as a PRP on several bases, has asserted defenses, including statute of limitations defenses, and is pursuing legal alternatives, including adding a third party which the Company believes was incorrectly excluded from the original lawsuit. In 2004, the court denied a motion asserting some, but not all, of the Company's defenses. Also in 2004, the EPA and the Company had further discussions on a settlement and, based on these discussions, the Company believes that the EPA has a settlement range of $8.0 to $10.0 million. The Company is not in agreement with this assessment. The Company previously offered to settle the matter for $1.6 million. EPA is in the process of finalizing a settlement with two of the five defendants for $1.7 million. The EPA and the Company have filed cross-motions for summary judgment on the issue of liability. Although the Company has accrued $1.6 million with respect to this matter, the ultimate outcome of this matter cannot be determined at this time.

BY SEEKING PROTECTION UNDER BANKRUPTCY LAWS, SOME OF THE COMPANY'S COMPETITORS HAVE BEEN RELIEVED OF DEBT BURDENS AND LEGACY COSTS WHICH MAY ENABLE THEM TO OPERATE MORE COMPETITIVELY.

Many U.S. and Canadian steel companies have sought bankruptcy protection over the last several years. Several of these companies have continued to operate, while reducing prices to maintain volumes and cash flow, and have obtained concessions from their employees, suppliers and lenders. Upon emerging from bankruptcy, these companies, or new entities that purchased their facilities through the bankruptcy process, have been relieved of many obligations including debt, environmental, employee and retiree benefits and other obligations, commonly referred to as legacy costs. As a result, they may be able to operate more competitively than the company and other producers that have remained solvent.

                                                                         MD&A 29


CURRENCY FLUCTUATIONS COULD ADVERSELY AFFECT THE COMPANY'S FINANCIAL RESULTS OR COMPETITIVE POSITION.

The Company reports its results in U.S. dollars. As a result, fluctuations in the exchange rate between the U.S and Canadian dollar will affect reported results. The percentage of the Company's costs that are denominated in Canadian dollars is greater than the percentage of net sales, which means results are negatively affected when the Canadian dollar strengthens compared to the U.S dollar. In addition, the Company's Canadian operations compete with U.S. producers and are less competitive as the Canadian dollar strengthens relative to the U.S. dollar. Similarly, the U.S. and Canadian operations are more susceptible to the threat of imports during times when the U.S and Canadian dollars strengthen relative to the currencies of exporting countries. To the extent the Company has borrowings that are denominated in Canadian dollars, results of operations are also negatively affected by a strengthening in the Canadian dollar compared to the U.S. dollar.

THE COMPANY'S PENSION PLANS ARE UNDERFUNDED.

The Company has several pension plans that are currently underfunded, and adverse market conditions could require the Company to make substantial cash payments to fund the plans which would reduce cash available for other business needs.

THE COMPANY USES ESTIMATES.

The Company prepares financial statements in conformity with generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, amounts reported as contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses in the accounting period. Actual results could differ from the estimates made by management. Significant differences between actual results and estimates could have a material adverse effect on the Company's financial results and results of operations.

THE COMPANY DEPENDS ON SENIOR MANAGEMENT AND MAY BE UNABLE TO REPLACE KEY EXECUTIVES IF THEY LEAVE.

The Company's operations and prospects depend in large part on the performance of its senior management team. The Company does not have employment contracts with any of its executive officers other than Mario Longhi, CEO and President. The Company cannot assure you that these individuals will remain with the Company as employees. In addition, the Company cannot assure you that it would be able to find qualified replacements for any of these individuals if their services were no longer available. The loss of the services of one or more members of the senior management team or the difficulty in attracting, retaining and maintaining additional senior management personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

30 2005 ANNUAL REPORT


THE COMPANY RELIES ON ITS JOINT VENTURES FOR A PORTION OF ITS INCOME AND CASH FLOW, BUT DOES NOT CONTROL THEM OR THEIR DISTRIBUTIONS.

The Company has three 50%-owned joint ventures that contribute to its financial results but that it does not control. These joint ventures contributed $91.2 million to net income for the year ended December 31, 2005, and $141.5 million to net income for the year ended December 31, 2004. The Company received $115.8 million of cash distributions from its joint ventures in the year ended December 31, 2005, and $82.8 million of cash distributions for the year ended December 31, 2004. However, the Company does not control the joint ventures and cannot, without agreement from its partner, cause any joint venture to distribute its income from operations to the Company. In addition, Gallatin's existing financing agreement prohibits it from distributing cash to the Company unless specified financial covenants are satisfied. Additionally, since the Company does not control its joint ventures, they may not be operated in a manner that the Company believes would be in the joint ventures', or the Company's, best interests.

                                                                 AUDIT REPORT 31


REPORT OF INDEPENDENT
REGISTERED CERTIFIED PUBLIC
ACCOUNTING FIRM

To the Board of Directors and Shareholders of Gerdau Ameristeel Corporation

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholders' equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Gerdau Ameristeel Corporation and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Gallatin steel Company, a 50% owned joint venture, which statements comprise assets of 6 percent of the related consolidated totals as of December 31, 2005 and 2004 and earnings from joint ventures which comprises 17 percent and 29 percent of the related consolidated income before income taxes for the years ended December 31, 2005 and 2004, respectively. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Gallatin steel Company, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion

Pricewaterhouse Coopers LLP

Tampa, Florida
March 8, 2006

32 2005 ANNUAL REPORT


CONSOLIDATED FINANCIAL STATEMENTS

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US$ in thousand)

                                                       DECEMBER 31,   DECEMBER 31,
                                                           2005           2004
                                                       ------------   ------------
ASSETS
Current Assets
   Cash and cash equivalents                            $  414,259     $   88,132
   Restricted cash                                             473            465
   Accounts receivable, net of allowance of $4,000
      in 2005 and 2004                                     344,758        360,379
   Inventories (note 4)                                    745,165        853,155
   Deferred tax assets (note 10)                            23,212          8,754
   Other current assets O                                   23,236         31,698
   Total Current Assets                                  1,551,103      1,342,583
Investments (note 6)                                       153,439        177,795
Property, Plant and Equipment (note 5)                     955,601        919,862
Goodwill                                                   122,716        122,716
Deferred Financing Costs                                    14,451         13,616
Deferred Tax Assets (note 10)                               23,424          8,234
Other Assets                                                 8,717          7,725
                                                        ----------     ----------
TOTAL ASSETS                                            $2,829,451     $2,592,531
                                                        ==========     ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Accounts payable                                     $  285,019     $  295,001
   Accrued salaries, wages and employee benefits            66,744         59,318
   Accrued interest                                         21,003         21,071
   Other current liabilities                                61,271         54,715
   Acquisition liability                                        --         51,790
   Current portion of long-term borrowings  (note 7)         1,014          4,644
   Total Current Liabilities                               435,051        486,539
Long-term Borrowings, Less Current Portion (note 7)        432,737        432,823
Convertible Debentures (note 9)                             96,594         86,510
Accrued Benefit Obligations (note 11)                      147,167        114,792
Other Liabilities                                           65,246         68,325
Deferred Tax Liabilities (note 10)                          68,637         38,778
                                                        ----------     ----------
TOTAL LIABILITIES                                        1,245,432      1,227,767
Shareholders' Equity
   Capital stock (note 13)                               1,010,341      1,008,511
   Retained earnings                                       540,415        311,853
   Accumulated other comprehensive income                   33,263         44,400
                                                        ----------     ----------
Total SHAREHOLDERS' Equity                               1,584,019      1,364,764
                                                        ----------     ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              $2,829,451     $2,592,531
                                                        ==========     ==========

See accompanying notes to consolidated financial statements.

                                            CONSOLIDATED FINANCIAL STATEMENTS 33


GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF EARNINGS
(US$ in thousands, except earnings per share data)

                                                         YEAR ENDED
                                                ---------------------------
                                                DECEMBER 31,   DECEMBER 31,
                                                    2005           2004
                                                ------------   ------------
NET SALES                                        $3,897,143     $3,009,854
OPERATING EXPENSES
   Cost of sales (exclusive of depreciation)      3,253,865      2,450,945
   Selling and administrative                       125,558        109,384
   Depreciation                                     103,035         79,311
   Other operating expense (income)                  14,180         (3,062)
                                                  3,496,638      2,636,578
INCOME FROM OPERATIONS                              400,505        373,276
EARNINGS FROM JOINT VENTURES                         91,201        141,474
INCOME BEFORE OTHER EXPENSES AND INCOME TAXES       491,706        514,750
OTHER EXPENSES
   Interest, net                                     50,420         56,330
   Foreign exchange (gain) loss                      (1,554)         8,123
   Amortization of deferred financing costs           2,656          2,551
                                                     51,522         67,004
INCOME BEFORE INCOME TAXES                          440,184        447,746
INCOME TAX EXPENSE (note 10)                        144,687        110,077
NET INCOME                                       $  295,497     $  337,669
EARNINGS PER COMMON SHARE - BASIC                $     0.97     $     1.46
EARNINGS PER COMMON SHARE - DILUTED              $     0.97     $     1.45

See accompanying notes to consolidated financial statements.

34 2005 ANNUAL REPORT


GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME US$ (in thousands)

                                                                       Retained      Accumulated
                                                                       Earnings         Other
                                           Number of    Invested     (accumulated   Comprehensive
                                             Shares      Capital       deficit)         Income         Total
                                          -----------   ----------   ------------   -------------   ----------
Balances at December 31, 2003             198,090,861   $  547,601     $(25,816)      $ 11,822      $  533,607
   Net income                                                           337,669                        337,669
   Other comprehensive income:
      Foreign exchange                                                                  36,400          36,400
      Minimum pension liability, net of
         tax of $2,100                                                                  (3,822)         (3,822)
   Comprehensive income                                                                                370,247
   Stock issuance                         105,562,000      460,203                                     460,203
   Employee stock options                     375,261          707                                        707
Balances at December 31, 2004             304,028,122    1,008,511      311,853         44,400       1,364,764
   Net income                                                           295,497                        295,497
   Other comprehensive income:
      Foreign exchange                                                                   8,626           8,626
      Minimum pension liability, net of
         tax of $8,900                                                                 (19,763)        (19,763)
   Comprehensive income                                                                                284,360
   Dividends                                                            (66,935)                       (66,935)
   Employee stock options                     443,371        1,830                                       1,830
Balances at December 31, 2005             304,471,493   $1,010,341     $540,415       $ 33,263      $1,584,019

See accompanying notes to consolidated financial statements.

                                            CONSOLIDATED FINANCIAL STATEMENTS 35


GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
US$ (in thousands)

                                                                   DECEMBER31,   DECEMBER 31,
                                                                       2005          2004
                                                                   -----------   ------------
OPERATING ACTIVITIES
Net income                                                          $ 295,497     $ 337,669
Adjustment to reconcile net income to net cash provided by
   operating activities;
   Depreciation                                                       103,035        79,311
   Amortization                                                         2,656         2,551
   Deferred income taxes                                               17,256         7,463
   Loss on disposition of property, plant and equipment                 3,328            --
   Income from joint ventures                                         (91,201)     (141,474)
   Distributions from joint ventures                                  115,828        82,803
Changes in operating assets and liabilities, net of acquisitions
   Accounts receivable                                                 18,898       (13,355)
   Inventories                                                        113,056      (278,679)
   Other assets                                                        (1,284)       (9,531)
   Liabilities                                                          1,387        58,222
NET CASH PROVIDED BY OPERATING ACTIVITIES                             578,456       124,980
INVESTING ACTIVITIES
   Additions to property, plant and equipment                        (135,864)      (82,149)
   Proceeds received from the disposition of property, plant and
      equipmant                                                         6,444            --
   Acquisitions                                                       (49,654)     (298,422)
   Sales of short term investments                                    140,950        60,051
   Purchases of short term investments                               (140,950)      (60,051)
NET CASH USED INVESTING ACTIVITIES                                   (179,074)     (380,571)
FINANCING ACTIVITIES
   Proceeds from issuance of new debt                                      --        25,000
   Payments on term loans                                              (4,392)      (25,664)
   Senior Secured Credit Facility borrowings                               --        82,788
   Senior Secured Credit Facility payments                                 --      (212,754)
   Additions to deferred financing costs                               (3,491)           --
   Dividends                                                          (66,935)           --
   Changes in restricted cash                                              (8)         (465)
   Proceeds from issuance of employee stock option purchases            1,830           707
   Proceeds from the issuance of common stock                              --       460,203
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                   (72,996)      329,815
   Effect of exchange rate changes on cash and cash equivalents          (259)        3,958
INCREASE IN CASH AND CASH EQUIVALENTS                                 326,127        78,182
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                       88,132         9,950
CASH AND CASH EQUIVALENTS AT END OF PERIOD                          $ 414,259     $  88,132

See accompanying notes to consolidated financial statements.

36 2005 ANNUAL REPORT


NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(US$ IN THOUSANDS)

NOTE 1 -- BASIS OF PRESENTATION

The Company operates steel minimills, producing primarily steel bars and special sections for commercial and industrial building construction, steel service centers and original equipment manufacturers. Its principal market area is the eastern United States and Canada. Principal suppliers to the Company include scrap metal producers, electric utilities, natural gas suppliers, and rail and truck carriers. As of December 31, 2005, Gerdau S.A. owned approximately 66.8% of common shares outstanding.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in the United States. All dollar amounts are reported in United States dollars unless otherwise indicated.

Consolidation: The consolidated financial statements include the accounts of the Company, its subsidiaries and joint ventures. The results of companies acquired during the year are included in the consolidated financial statements from the effective date of acquisition. All significant intercompany transactions and accounts have been eliminated in consolidation.

Joint Ventures and Other Investments: The Company's investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% joint ventures, and are recorded under the equity method. Other investments where the Company does not exercise significant influence are accounted for by the cost method. The Company evaluates the carrying value of the investments to determine if there has been an impairment in value considered other than temporary, which is assessed by reviewing cash flows and operating income and takes into consideration trading values on recognized stock exchanges. If impairment is considered other than temporary, a provision is recorded.

Revenue Recognition and Allowance for Doubtful Accounts: The Company recognizes revenues from sales and the allowance for estimated costs associated with returns from these sales when the product is shipped and title transferred to the buyer. Provisions are made for estimated product returns and customer claims based on estimates and actual historical experience. If the historical data used in the estimates does not reflect future returns and claims trends, additional provisions may be necessary. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. Freight costs are classified as part of cost of sales.

                                            CONSOLIDATED FINANCIAL STATEMENTS 37


Cash and Cash Equivalents: The Company considers all cash on deposit and term deposits with original maturities of three months or less, to be cash equivalents. Cash classified as restricted is restricted from use as the result of bonds pledged to environmental regulatory bodies.

Short Term Investments: From time to time, the Company invests excess cash in short-term investments that are comprised of investment grade variable rate debt obligations, which are asset-backed and categorized as available-for-sale. Accordingly, the Company's investments in these securities are recorded at cost, which approximates fair value due to their variable interest rates, which typically reset every 28 days. Despite the long-term nature of their stated contractual maturities, the company has the ability to quickly liquidate these securities. All income generated from these investments was recorded as interest income. There was no investment in these securities at December 31, 2005 or 2004.

Inventories: Billets and finished goods are valued at the lower of cost (calculated on an average cost basis) or net realizable value. scrap, consumables and operating supplies inventories are valued at the lower of cost (calculated on an average cost basis) or replacement value. Consumables include mill rolls, which are recorded at cost and amortized based on usage.

Property, Plant and Equipment: Property, plant and equipment are recorded at cost. Major renewals and betterments are capitalized and depreciated over their estimated useful lives. Maintenance and repair expenses are charged against operating expenses as incurred; however, as is typical in the industry, certain major maintenance requires occasional shutdown and production curtailment. The Company accrues for planned periodic major maintenance activities and the estimated cost of these shutdowns. The Company has accrued $8.4 million and $2.0 million as of December 31, 2005 and 2004, respectively. Interest incurred in connection with significant capital projects is capitalized. Maintenance and repairs are charged against operations as incurred. Upon retirement or other disposition of property, plant and equipment, the cost and related allowances for depreciation are removed from the accounts and any resulting gain or loss is recorded in the statement of operations. Property, plant and equipment held for sale are carried at the lower of cost or net realizable value.

For financial reporting purposes, the Company provides for depreciation of property, plant and equipment using the straight-line method over the estimated useful lives of 10 to 30 years for buildings and improvements and 4 to 15 years for other equipment.

Goodwill: Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable assets acquired. Goodwill is reviewed for impairment annually, or, when events or circumstances dictate, more frequently. The Company's goodwill impairment reviews consist of a two-step process of first determining the fair value of the reporting unit and comparing it to the carrying value of the net assets allocated to the reporting unit. Fair values of the reporting units were determined based on our estimates of comparable market values. If this fair value exceeds the carrying value, no further analysis or goodwill write-down is required. If the fair value of the reporting unit is less than the carrying value of the

38 2005 ANNUAL REPORT


net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their fair value. If necessary, goodwill would then be written-down to its implied fair value.

Deferred Financing Costs: Deferred financing costs incurred in relation to revolving and long term debt agreements, are reflected net of accumulated amortization and are amortized over the term of the respective debt instruments, which range from 5 to 22 years from the debt inception date. Deferred financing costs are amortized using the effective interest method.

Fair Value of Financial Instruments: The carrying amount of the Company's floating rate debt instruments approximates fair value because the interest rates adjust periodically to the current market rates. the fair value of the Company's fixed rate notes, the Senior Notes, was $449.6 million and $474.9 million as of December 31, 2005 and 2004 respectively. The fair value of the Company's Convertible debentures was Cdn $127.2 million and Cdn $126.9 million as of December 31, 2005 and 2004, respectively. Fair values were estimated based on quoted market prices from the trading desk of a nationally recognized investment bank.

Deferred Income Taxes: The Liability method of accounting for income taxes is used whereby deferred income taxes arise from temporary differences between the book value of assets and liabilities and their respective tax value. Deferred income tax assets and liabilities are measured using substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the substantive enactment date. A valuation allowance is recorded to the extent the recoverability of deferred income tax assets is considered more likely than not.

Pensions and Post Retirement Benefits: The Company accrues its obligations under employee benefit plans and the related costs, net of plan assets, under the following policies:

- The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance for funded plans, salary escalation, retirement ages of employees and expected health care costs. The discount rate used for determining the liability for future benefits is the current interest rate at the balance sheet date on high quality fixed income investments with maturities that match the expected maturity of the obligations.

-    Pension assets are valued at fair market value.

- Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

- The excess of the net actuarial gain or loss over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of the active employees.

- A plan curtailment will result if there has been a significant reduction in the expected future service of present employees. A net curtailment loss is recognized when the event is probable and can be estimated, a net curtailment gain is deferred until realized.

                                            CONSOLIDATED FINANCIAL STATEMENTS 39


Environmental Liabilities: The Company provides for potential environmental liabilities based on the best estimates of potential clean-up and remediation estimates for known environmental sites. The company employs a staff of environmental experts to administer all phases of its environmental programs, and uses outside experts where needed. These professionals develop estimates of potential liabilities at these sites based on projected and known remediation costs. This analysis requires the Company to make significant estimates, and changes in facts and circumstances could result in material changes in the environmental accrual.

Reporting Currency and Foreign Currency Translation: Operating revenue and expenses arising from foreign currency transactions are translated into U.S. Dollars at exchange rates in effect on the date of the transactions. Assets and liabilities are translated into U.S. Dollars at the exchange rate in effect at the balance sheet date. Gains or losses arising from these translations are included in earnings, with the exception of unrealized foreign exchange gains or losses on long-term monetary items that hedge net investments in foreign operations, which are accumulated in other comprehensive income.

Assets and liabilities of foreign operations are translated into U.S. Dollars at the exchange rate in effect at the balance sheet date. Operating revenue and expense items are translated at average exchange rates prevailing during the year. Equity is translated at historical rates, and the resulting cumulative foreign currency translation adjustments resulting from this process are included in accumulated other comprehensive income.

The consolidated financial statements have been prepared in U.S. Dollars as the majority of the Company's transactions occur in U.S. dollars.

Earnings Per Share: The financial statements include "basic" and "diluted" per share information. Basic per share information is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted per share information is calculated by also considering the impact of potential common stock on both net income available to common shareholders and the weighted average number of shares outstanding. The company's potential common stock consists of employee and director stock options.

Stock-Based Compensation: The Company accounts for stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). The Company applies the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), which allows companies to continue following the accounting guidance of APB 25, but requires pro forma disclosure of net income and net income per share for the effects on compensation expense had the fair value method of accounting for stock options and stock purchases been adopted. For SFAS 123 purposes, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option-pricing model. In March 2003, the Company adopted the Financial Accounting Standards Board, Statement of Financial Accounting Standards No. 148, "Accounting for Stock- Based Compensation - Transitions and Disclosure" (SFAS 148). Under SFAS 148, the Pro forma disclosures

40 2005 ANNUAL REPORT


of stock-based compensation, as if the fair value method had been used, are required in both annual and interim financial statements.

During December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share-Based Payment" (SFAS 123(R)). SFAS 123(R) replaces FASB Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS
123), supersedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock issued to Employees" (APB 25), and amends FASB Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows" (SFAS 95). Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and eliminates the pro forma disclosures that were permitted as an alternative to financial statement recognition. SFAS 123(R) is effective for fiscal years beginning after June 15, 2005. The Company will adopt the provisions of SFAS 123(R) as of January 1, 2006, and currently intends to use the "modified prospective" method and choose the Black-Scholes model for estimating the fair value of equity compensation. The Company is currently assessing the implications of this revised standard and the effect it will have on its results of operations in the first quarter of 2006 and thereafter.

As permitted by SFAS 123, through fiscal year 2005, the Company accounted for stock options granted to employees using the intrinsic value based method of accounting set forth under APB 25. Under this method, the Company did not recognize compensation expense for the stock options because the exercise price is equal to the market price of the underlying stock on the date of grant. Had the Company applied the fair value based method of accounting, the impact on net income and earnings per share would be immaterial.

Deferred Share Unit Plan: The Company offers a Deferred Share Unit Plan (DSUP) for independent members of the board of directors. Under the DSUP, each director receives a percentage of his annual compensation in the form of deferred share units (DSUs), which are notional common shares of the Company. The issue price of each DSU is based on the closing trading value of the common shares on the meeting dates and an expense is recognized at that time. The shares are subsequently marked to market and expensed accordingly. The DSU account of each director includes the value of dividends, if any, as if reinvested in additional DSUs. The director is not permitted to convert DSUs into cash until retirement from the board. The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the outstanding DSUs was $524 thousand and $354 thousand at December 31, 2005 and 2004, respectively.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                            CONSOLIDATED FINANCIAL STATEMENTS 41


Reclassifications: Certain amounts for prior years have been reclassified to conform to the 2005 presentation. Such reclassifications had no effect on amounts previously reported for net income or shareholders' equity.

NOTE 3 -- ACQUISITIONS

On March 19, 2004, the Company acquired certain assets and assumed certain liabilities of Potter Form & Tie Co., a rebar fabricator with six locations throughout the Midwest, for approximately $11.1 million. As a result of this transaction, $1.4 million of goodwill was recorded. The transaction was accounted for as a purchase.

On December 10, 2004, the Company completed the acquisition of the fixed assets and working capital of Gate City's and RJ Rebar, Inc.'s rebar fabrication facilities in the Midwest with annual production capacity of approximately 150,000 tons for approximately $16.4 million. As a result of this transaction, $4.7 million of goodwill was recorded. The transaction was accounted for as a purchase.

On November 1, 2004, Gerdau Ameristeel completed the acquisition of four long steel product minimills and four downstream facilities, which are referred to as North Star Steel, from Cargill Incorporated. This acquisition increased mill manufacturing capacity by approximately 2.0 million tons for finished long steel products. The facilities acquired consist of four long steel product minimills located in St. Paul, Minnesota; Wilton, Iowa; Calvert City, Kentucky; and Beaumont, Texas; and four downstream facilities - one that processes grinding balls located in Duluth, Minnesota and three wire rod processing facilities located in Beaumont, Texas, Memphis, Tennessee; and Carrollton, Texas. The St. Paul and Wilton minimills have scrap shredder facilities which process raw scrap into shredded scrap to supply a large part of the minimills' raw material needs. North Star's products are generally sold to steel service centers, steel fabricators or directly to OEMs, for use in a variety of industries. The purchase price for the acquired assets was $266 million in cash plus the assumption of certain liabilities of the businesses being acquired and changes in working capital from April 30, 2004 to the date of closing. $181 million of the purchase price was for working capital computed as of April 30, 2004. On November 1, 2004, working capital of the acquired business had increased $51.8 million. This amount was accrued as of December 31, 2004 and paid in 2005.

42 2005 ANNUAL REPORT


The following table summarizes the fair value of assets acquired and liabilities assumed for the North Star acquisition at the date of the acquisition, November 1, 2004 ($000s):

Net assets (liabilities) acquired
   Current assets                    $325,751
   Current liabilities                (67,674)
   Property, plant and equipment       86,244
   Other long-term liabilities        (23,789)
                                     --------
                                     $320,532
                                     --------
Purchase price                       $266,000
Plus transaction costs                  2,742
Accrued working capital adjustment     51,790
                                     --------
                                     $320,532
                                     ========

The following unaudited pro forma data summarizes the results of operations for the periods indicated as if the 2004 North Star Steel acquisition had been completed as of January 1, 2004.

                                 Year ended
                             December 31, 2004
                             -----------------
Net sales                        $3,760,139
Net income                          460,454
Earnings per share - Basic             1.98
   Diluted                             1.97

NOTE 4 -- INVENTORIES

Inventories consist of the following ($000s):

                                                         At December   At December
                                                           31, 2005      31, 2004
                                                         -----------   -----------
Ferrous and non-ferrous scrap                              $128,772      $148,273
Work in-process                                             106,370       121,618
Finished goods                                              306,263       376,528
Raw materials (excluding scrap) and operating supplies      203,760       206,736
                                                           --------      --------
                                                           $745,165      $853,155
                                                           ========      ========

                                            CONSOLIDATED FINANCIAL STATEMENTS 43


NOTE 5 -- PROPERTY, PLANT & EQUIPMENT
Property, plant and equipment consist of the following ($000s):

                                                            At December
                                                             31, 2005
                                                            Accumulated       Net
                                                 Cost      Depreciation   Book Value
                                              ----------   ------------   ----------
Land and improvements                         $   80,387    $  (5,301)     $ 75,086
Buildings and improvements                       180,463      (34,541)      145,922
Machinery and equipment                        1,101,654     (474,437)      627,217
Construction in progress                         101,626           --       101,626
Property, plant and equipment held for sale        5,750           --         5,750
                                              ----------    ---------      --------
                                              $1,469,880    $(514,279)     $955,601
                                              ==========    =========      ========

                                                            At December
                                                             31, 2004
                                                            Accumulated       Net
                                                 Cost      Depreciation   Book Value
                                              ----------   ------------   ----------
Land and improvements                         $   74,443    $  (3,725)     $ 70,718
Buildings and improvements                       157,654      (26,880)      130,774
Machinery and equipment                        1,017,979     (376,402)      641,577
Construction in progress                          63,895           --        63,895
Property, plant and equipment held for sale       12,898           --        12,898
                                              ----------    ---------      --------
                                              $1,326,869    $(407,007)     $919,862
                                              ==========    =========      ========

Capitalized interest costs for property, plant and equipment construction expenditures were approximately $1.2 million and $353 thousand for the years ended December 31, 2005 and 2004, respectively.

NOTE 6 -- JOINT VENTURES

The Company's investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% joint ventures. The Company's interests in the joint ventures have been accounted for using the equity method under which the Company's proportionate share of earnings has been included in these consolidated financial statements.

44 2005 ANNUAL REPORT


The following table sets forth selected data for the Company's joint ventures ($000s):

                                        December 31, 2005   December 31, 2004
                                        -----------------   -----------------
Balance Sheet
   Current assets                            $ 96,411            $128,004
   Property, plant and equipment, net         132,768             132,472
   Current liabilities                         31,558              27,517
   Long-term debt                               1,678               1,709

Statement of Earnings
   Sales                                     $443,728            $465,493
   Operating income                            91,091             142,429
   Income before income taxes                  91,301             142,538
                                             --------            --------
   Net Income                                  91,201             141,474
                                             --------            --------

NOTE 7 -- LONG-TERM DEBT

On June 27, 2003, the Company refinanced its debt by issuing $405.0 million aggregate principal 10 3/8% Senior Notes, of which $35.0 million were sold to an indirect wholly-owned subsidiary of the Company's parent, Gerdau S.A. The notes mature July 15, 2011 and were issued at 98% of face value. The Company also entered into a new Senior Secured Credit Facility with a term of up to five years, which provided commitments of up to $350.0 million. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable. The proceeds were used to repay existing indebtedness.

On October 31, 2005, the Company completed an amendment of the Senior Secured Credit Facility. The significant changes from the existing agreement include an increase of commitments to up to $650 million and an extension of the term to October 31, 2010.

At December 31, 2005, there was nothing drawn against this facility and based upon available collateral under the terms of the agreement, approximately $544.1 million was available under the Senior Secured Credit Facility, net of $60.5 million of outstanding letters of credit.

During the first quarter of 2004, the Company obtained a $25.0 million, one year, 2.65% interest bearing loan from a Brazilian bank. This loan was guaranteed by Gerdau S.A. and was repaid in the fourth quarter of 2004.

                                            CONSOLIDATED FINANCIAL STATEMENTS 45


Debt includes the following ($000s):

                                             December 31, 2005   December 31, 2004
                                             -----------------   -----------------
Senior Notes, bearing interest of 10.375%,
   due July 2011, net of original issue
   discount                                       $398,780            $397,986

Senior Secured Credit Facility, bearing
   interest of 5.75%, due through December
   2006                                                 --                  27

Industrial Revenue Bonds, bearing interest
   of 1.74% to 6.38%, due through December
   2018                                             31,600              31,600

Ameristeel Bright Bar Term Loan,
   bearing interest of 5.25%, due June
   2011                                              2,395               2,734

Other, bearing interest of 3.75%, due
   through May 2009                                    976               5,120
                                                   433,751             437,467

Less current portion                                (1,014)             (4,644)
                                                  --------            --------
                                                  $432,737            $432,823
                                                  ========            ========

The maturities of borrowings wholly-owned subsidiary of December 31, 2005, are as follows ($000s):

              Amount
             --------
2006         $  1,014
2007              659
2008              571
2009              498
2010              393
Thereafter    430,616
             --------
             $433,751
             ========

Cash paid for interest was $46.3 million and $54.5 million for the years ended December 31, 2005 and 2004, respectively.

The Company's debt agreements contain covenants that require the Company to, among other things, maintain a minimum fixed charge coverage ratio. In addition, if the Company's business suffers a material adverse change or if other events of default under the loan agreements are triggered, then pursuant to cross default acceleration clauses, substantially all of the outstanding debt could become due and the underlying facilities could be terminated. At December 31, 2005, the Company was in compliance with all of its debt covenants.

46 2005 ANNUAL REPORT


NOTE 8 -- RELATED PARTY TRANSACTIONS

The Company is affiliated with a group of companies controlled by Gerdau S.A. Through the June 2003 refinancing, an indirect wholly-owned subsidiary of Gerdau S.A. purchased $35.0 million of bonds. These bonds were exchanged subsequent to the exchange offer in 2004. Accrued liabilities due to related parties were zero and $6.2 million as of December 31, 2005 and 2004, respectively.

In the normal course of business, the Company and/or certain of its subsidiaries make purchases from time to time of steel products from affiliated companies. For the year ended December 31, 2005 and 2004, the Company and/or certain of its subsidiaries purchased approximately 85,630 tons and 59,392 tons of steel products from affiliated companies for $27.7 million and $18.0 million, respectively. These purchases do not represent a significant percentage of the Company's total purchases and on terms which management believes were no less favorable than could be obtained from unaffiliated third parties.

See notes 7 and 13 for additional information on related party transactions.

NOTE 9 -- CONVERTIBLE DEBENTURES

The Company's unsecured, subordinated convertible debentures bear interest at 6.5% per annum, mature on April 30, 2007, and, at the holders' option, are convertible into common shares of the Company at a conversion price of Cdn $26.25 per share. Under the terms of the Trust Indenture for the Convertible Debentures, no adjustment to the conversion price is required if the Company issues common shares in a customary offering. The debentures are redeemable, at the option of the Company, at par plus accrued interest. The Company has the right to settle the principal amount by the issuance of common shares based on their market value at the time of redemption.

NOTE 10 -- INCOME TAXES

The income tax expense is comprised of ($000s):

                                     2005       2004
                                   --------   --------
Current                            $127,431   $102,614
Deferred                             17,256      7,463
                                   $144,687   $110,077
Current income taxes:
   Canada                          $    615   $  1,216
   U.S.                             125,717    101,381
   Other                              1,099         17
                                    127,431    102,614
Deferred income taxes:
   Canada                             1,871     12,333
   U.S.                              15,385     (4,870)
                                     17,256      7,463
                                   --------   --------
Total provision for income taxes   $144,687   $110,077
                                   ========   ========

                                            CONSOLIDATED FINANCIAL STATEMENTS 47


The income tax expense differs from the amount computed by applying Canadian income tax rate (federal and provincial) to income before income taxes, as follows:

                                                                   2005       2004
                                                                 --------   --------
Income tax expense computed using Canadian statutory tax rates   $150,191   $151,481
Increased (decreased) by the tax effect of:
   Tax exempt income                                              (24,520)   (16,679)
   Effect of different rates in foreign jurisdictions               7,402     18,965
   Convertible debenture purchase price adjustment                  2,431      2,235
   Unrealized foreign exchange losses                               4,582      2,504
   Change in valuation allowance                                    3,570    (48,563)
   Other, net                                                       1,031        134
                                                                 --------   --------
Income tax expense                                               $144,687   $110,077
                                                                 --------   --------
Cash payments for income taxes                                   $122,743   $ 95,766
                                                                 --------   --------

The components of the deferred tax assets and liabilities consisted of the following:

                                                                   2005       2004
                                                                 --------   --------
Canada
Non-current deferred tax assets
   Operating loss carryforwards                                  $ 32,274   $ 29,891
   Pension and retirement accruals                                 28,314     16,835
   Long-term liabilities not currently deductible                   2,193      2,333
   Other                                                              540        523
                                                                 --------   --------
      Total non-current deferred tax assets                        63,321     49,582
Non-current deferred tax liabilities
   Property, plant and equipment                                   39,897     41,348
                                                                 --------   --------
      Net non-current deferred tax assets                        $ 23,424   $  8,234
United States
Current deferred tax assets
   Accounting provisions not currently deductible for tax
      purposes                                                   $ 23,212   $  8,754
Non-current deferred tax assets
   Operating loss carryforwards                                  $ 26,925   $ 34,805
   Recycling and AMT credits                                        4,916      4,927
   Pension and retirement accruals                                 12,594     19,784
   Long-term liabilities not currently deductible                  13,514     32,420
                                                                   57,949     91,936
   Less: valuation allowance                                       (3,570)        --
                                                                 --------   --------
      Total non-current deferred tax assets                        54,379     91,936
Non-current deferred tax liabilities
   Property, plant and equipment                                  122,340    129,842
   Other                                                              676        872
                                                                 --------   --------
      Total non-current deferred tax liabilities                  123,016    130,714
                                                                 --------   --------
      Net non-current deferred tax liabilities                   $ 68,637   $ 38,778
                                                                 --------   --------

48 2005 ANNUAL REPORT


In 2004, the Company recorded the utilization of net operating losses related to the former Co-Steel U.S. group resulting in a $48.6 million reduction of U.S. tax expense. The NOL carryforward from the predecessor company is subject to annual limitations as outlined in Internal Revenue Code (IRC) S. 382 and IRC S. 1502, Separate Return Limitation Year provisions. At the time of the acquisition of Co-Steel, the tax assets were recorded at their estimated realization rate under purchase accounting which resulted in a portion of the existing NOLs not being recognized in the financial statements. Due to the current high profitability of the former Co-Steel U.S. group, the Company believes it is more likely than not that it will be able to realize the benefit of these losses and as such the valuation reserve related to these NOLs has been reversed. This represents substantially all of the federal NOLs that are available to the Company under the applicable change in ownership rules which limit a company's ability to utilize NOLs that existed as of the date of an ownership change.

As of December 31, 2005, the Company had a combined non-capital loss carry forward of approximately $98.4 million for Canadian tax purposes that expires on various dates between 2008 through 2015. The Company also had a combined net operating loss carryforward of approximately $113.8 million for U.S. federal and state income tax purposes that expires on various dates between 2006 and 2023.

The Company believes its Canadian net deferred tax asset at December 31, 2005, of $23.4 million is more likely than not to be realized based on the combination of future taxable income from operations and various tax planning strategies that will be implemented, if necessary.

During 2005, the Company recorded a valuation allowance of $3.6 million against certain state tax loss carryforwards and recycling credits because management determined that it is more likely than not that these deferred tax assets would not be realized.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

NOTE 11 -- POST RETIREMENT BENEFITS

The Company maintains defined benefit pension plans covering the majority of employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations. Many employees are also covered by defined contribution retirement plans for which Company contributions and expense amounted to approximately $5.4 million and $3.4 million for the years ended December 31, 2005 and 2004, respectively.

The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits. The Company uses a December 31 measurement date for its plans. The following tables summarize the accumulated pension benefits and

                                            CONSOLIDATED FINANCIAL STATEMENTS 49


postretirement medical benefit obligations included in the Company's consolidated statements of financial position.

                                                       Pension Benefits     Other Benefit Plans
                                                          Year Ended             Year Ended
                                                         December 31,           December 31,
                                                     --------------------   -------------------
                                                        2005       2004       2005       2004
                                                     ---------   --------   --------   --------
Components of net periodic benefit cost
Service cost                                         $  16,918   $ 10,980   $  1,450   $  1,133
Interest cost                                           24,537     22,274      2,736      2,153
Expected return on plan assets                         (24,388)   (20,975)        --         --
Amortization of transition liability                       187        174         --         --
Amortization of prior service cost                       1,296        293       (329)      (212)
Recognized actuarial loss                                3,349      2,214         98         30
Net periodic benefit cost                            $  21,899   $ 14,960   $  3,955   $  3,104
Change in benefit obligations
Benefit obligation at beginning of period            $ 416,633   $359,568   $ 49,186   $ 38,554
Acquisition of North Star                                   --         --         --      8,716
Service cost                                            16,918     10,980      1,450      1,133
Interest cost                                           24,537     22,274      2,736      2,153
Plan participants' contributions                            --         --        923        733
Amendments                                               1,731      3,149     (2,107)    (3,161)
Actuarial loss                                          51,018     25,193      8,404      1,793
Benefits and administrative expenses paid              (17,971)   (19,381)    (2,228)    (2,501)
Foreign exchange gain                                    8,769     14,851      1,191      1,766
Benefit obligation at end of period                  $ 501,635   $416,634   $ 59,555   $ 49,186
Change in plan assets
Fair value of plan assets at beginning of period     $ 322,719   $278,243   $     --   $     --
Actual return on plan assets                            27,201     30,509         --         --
Employer contribution                                   22,805     20,815      1,305      1,769
Plan participants contributions                             --         --        923        732
Benefits and administrative expenses paid              (17,971)   (19,381)    (2,228)    (2,501)
Foreign exchange gain                                    6,660     12,533         --         --
Fair value of plan assets at end of period           $ 361,414   $322,719   $     --   $     --
Reconciliation of funded status - End of Period
Funded status                                        $(140,221)  $(93,915)  $(59,530)  $(49,186)
Unrecognized transition liability                        1,723      1,857         --         --
Unrecognized prior service cost                          6,607      5,962     (4,805)    (2,948)
Unrecognized actuarial loss                             98,763     52,610     13,227      3,052
Net amount recognized                                $ (33,128)  $(33,486)  $(51,108)  $(49,082)
Amounts recognized in balance sheet
Accrued benefit liability                            $ (96,059)  $(65,710)  $(51,108)  $(49,082)
Intangible asset                                         8,301      7,618         --         --
Accumulated pretax charge to other
   comprehensive income                                 54,630     24,606         --         --
                                                     ---------   --------   --------   --------
Net amount recognized                                $ (33,128)  $(33,486)  $(51,108)  $(49,082)
                                                     ---------   --------   --------   --------

50 2005 ANNUAL REPORT


ASSUMPTIONS

Weighted-average assumptions used to
determine benefits obligations at December 31                  2005            2004
---------------------------------------------             -------------    ------------
Discount rate                                             5.00% - 5.75%    5.75% - 6.00%
Rate of compensation increases                            2.50% - 4.25%    2.50% - 4.25%

Weighted-average assumptions used to determine net
periodic benefit cost for the year ended December 31
Discount rate                                             5.75% - 6.00%    6.25% - 6.50%
Expected long-term return on plan assets                  7.50% - 8.40%    7.25% - 8.40%
Rate of compensation increase                             2.50% - 4.25%    2.50% - 4.50%

Assumed health care cost trend rates at December 31
Health care cost trend rate assumed for next year         9.50% - 12.0%   9.50% - 13.00%
Rate to which the cost trend rate is assumed to decline
(ultimate trend rate)                                             5.50%      4.50%-5.50%
Year that the rate reaches the ultimate trend rate         2010 - 2013      2010 - 2013

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                               1 Percentage     1 Percentage
                                              Point Increase   Point Decrease
                                              --------------   --------------
Effect on total service and interest cost         $  785          $  (607)
Effect on postretirement benefit obligation        8,540           (6,829)

PLAN ASSETS

The Company's pension plan weighted-average asset allocations at December 31, 2005 and 2004, by asset category are as follows:

                    Plan Assests
                         at
                    December 31,
                    ------------
Asset Category      2005   2004
--------------      ----   ----
Equity securities   66.3%  67.3%
Debt securities     31.7%  26.5%
Real estate          0.0%   2.7%
Other                2.0%   3.5%
                    ----   ----
Total                100%   100%
                    ====   ====

The Company has an Investment Committee that defines the investment policy related to the defined benefit plans. The primary investment objective is to ensure the security of benefits that have accrued under

                                            CONSOLIDATED FINANCIAL STATEMENTS 51


the plans by providing an adequately funded asset pool that is separate from and independent of Gerdau Ameristeel Corporation. To accomplish this objective, the fund shall be invested in a manner that adheres to the safeguards and diversity to which a prudent investor of pension funds would normally adhere. Gerdau Ameristeel retains specialized consultant providers that advise and support the Investment Committee decisions and recommendations.

The asset mix policy will consider the principles of diversification and long-term investment goal, as well as liquidity requirements. In order to accomplish that, the target allocations range between 65% - 78% in equity securities and 25% - 35% in debt securities.

BENEFIT PAYMENTS

The expected benefit payments, in future years, are as follows ($000s):

                           Other
                Pension   Benefit
               Benefits     Plan
               --------   -------
2006           $ 18,467   $ 2,003
2007             19,136     2,159
2008             20,188     2,366
2009             21,383     2,551
2010             22,786     2,769
2011 to 2015    140,390    17,115

CONTRIBUTIONS

The Company expects to contribute $25.4 million to its pension plans in 2006.

NOTE 12 -- FINANCIAL INSTRUMENTS

The Company's use of derivative instruments is limited. Derivative instruments are not used for speculative purposes but they are used to manage well-defined interest rate risks arising in the normal course of business. In order to reduce its exposure to changes in the fair value of its senior notes, the Company entered into interest rate swaps subsequent to the June 2003 refinancing. The agreements have a notional value of $200 million and expiration dates of July 15, 2011. The Company receives a fixed interest rate and pays a variable interest rate based on LIBOR. The aggregate mark-to-market (fair value) of the interest rate agreements, which represents the amount that would be received if the agreements were terminated at December 31, 2005, was approximately $1.2 million.

52 2005 ANNUAL REPORT


NOTE 13 -- SHAREHOLDERS' EQUITY

Capital stock consists of the following shares:

                    Authorized      Issued     Invested Capital
                      Number        Number      (in thousands)
                    ----------   -----------   ----------------
December 31, 2005
   Common            Unlimited   304,471,493      $1,010,341
December 31, 2004
   Common            Unlimited   304,028,122      $1,008,511

On April 16, 2004, shares outstanding increased by 26,800,000 shares as the Company sold and issued common shares to its majority shareholder, Gerdau S.A. On October 20, 2004, the Company was listed on the New York Stock Exchange and sold and issued 70,000,000 common shares including 35,000,000 that were sold and issued to its majority shareholder, Gerdau S.A. On November 18, 2004 the over-allotment option was exercised for 8,762,000 common shares of which Gerdau S.A. purchased 4,381,000. Total proceeds from the offerings were $460.2 Million, net of offering costs.

At December 31,accumulated other comprehensive income was as follows: ($000's):

                                                                      2005       2004
                                                                    --------   --------
Cumulative foreign currency translation adjustments, net of Taxes   $ 68,347   $ 59,721
Minimum pension liability adjustments,                               (35,084)   (15,321)
                                                                    --------   --------
Total                                                               $ 33,263   $ 44,400
                                                                    ========   ========

EARNINGS PER SHARE

The following table identifies the components of basic and diluted earnings per share ($000s except per share data):

                                        Year Ended December 31,
                                      ---------------------------
                                          2005           2004
                                      ------------   ------------
Basic earnings per share:
   Basic net earnings                 $    295,497   $    337,669
   Average shares outstanding          304,276,512    232,047,518
   Basic net earnings per share       $       0.97   $       1.46
Diluted earnings per share:
   Diluted net earnings               $    295,497   $    337,669
Diluted average shares outstanding:
   Average shares outstanding          304,276,512    232,047,518
   Dilutive effect of stock options      1,175,460      1,241,571
                                       -----------    -----------
                                       305,451,972    233,289,089
                                       -----------    -----------
Diluted net earnings per share        $       0.97   $       1.45

                                            CONSOLIDATED FINANCIAL STATEMENTS 53


At December 31, 2005, options to purchase 593,000 (692,000 at December 31, 2004) common shares were not included in the computation of diluted earnings per share as their inclusion would be anti-dilutive.

NOTE 14 -- STOCK BASED COMPENSATION

The Company has several stock based compensation plans, which are described below.

For the year ended December 31, 2004, the Company's human resources Committee adopted the 2004 LongTerm Incentive Stakeholder Plan (the "2004 Stakeholder Plan"). The 2004 Stakeholder Plan is designed to reward the Company's senior management with a share of the Company's profits after a capital charge. Awards, calculated in dollars, are invested in phantom common shares at a price equal to the closing price of the common shares on the New York stock exchange on the date of the grant, and vest in equal installments on each of the four anniversary dates of the date of grant. Payouts will be calculated based on the closing price of Common shares on the New York stock exchange on the vesting date and will be paid as soon as practicable following vesting. An award of approximately $14 million was earned by participants in the 2004 Stakeholder Plan for the year ended December 31, 2004 and was granted on March 1, 2005. The award is being accrued over the vesting period. No further awards will be made under this plan.

For the year commencing January 1, 2005, the Human Resources Committee adopted the 2005 long-term Incentive Plan (the "2005 LTI Plan"). The 2005 LTI Plan is designed to reward the Company's employees with bonuses based on the achievement of return on capital invested targets. Bonuses which have been earned are awarded after the end of the year in the form of cash, stock appreciation rights ("SARs"), and/or options. The portion of any bonus which is payable in cash is to be paid in the form of phantom stock. The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the fair market value of a Common share at the date the award of phantom stock is made based on the weighted average trading price of Common shares on the New York stock exchange. Phantom stock and SARs vest 25% on each of the first four anniversaries of the date of the award. Phantom stock will be paid out following vesting on the basis of a cash payment. The number of options awarded to a participant is determined by dividing the non-cash amount of the bonus by the fair market value of a Common share at the date the award of the options is made, and then adjusting this amount by a factor calculated based on the value of such options at that date (where the value of the options is determined by the Committee based on a Black Scholes or other method for determining option values). Options vest 25% on each of the first four anniversaries of the date of the award. Options may be exercised following vesting. Options have a maximum term of 10 years. The maximum number of options able to be granted under this plan is 6,000,000. An award of approximately $3.0 million was earned by participants in 2005 and will be payable 50% in options and 50% in phantom stock. The award is being accrued over the vesting period.

Under the Company's Stock-Based option Plan, the Company was permitted to grant options to employees and directors to acquire up to a maximum of 3,041,335 common shares. The exercise price was based on the closing price of common shares on the trading date previous to the date the options are issued. The options have a maximum term of 10 years, have a vesting term of various periods as determined by the

54 2005 ANNUAL REPORT


Plan administrator at the time of grant, and are exercisable in installments. The remaining 593,000 options outstanding under this plan expire on various dates up to April 13, 2008. No grants have been made under this plan since 1998.

A subsidiary of the Company, Gerdau Ameristeel US Inc. ("Ameristeel"), had several stock compensation plans for its employees. Under the terms of the Transaction Agreement relating to the 2002 merger with Co-Steel Inc., minority shareholders of Ameristeel exchanged shares of Ameristeel stock and options for stock and options of the Company at an exchange rate of 9.4617 Company shares and options for each Ameristeel share or option. This exchange took place on March 31, 2003. All amounts presented in the discussion below have been restated to reflect the historical shares at the exchanged value.

In September 1996, Ameristeel's Board of Directors approved the Ameristeel Corporation Equity Ownership Plan (the "Equity Ownership Plan"), which provided for grants of common stock, options to purchase common stock and SARs. After conversion into common shares of the Company, the maximum number of common shares issuable under the plan is 4,152,286. All issued options and shares of issued common stock become one-third vested two years from the grant date, and one third in each of the subsequent two years from the grant date. All grants were at the estimated fair market value of the common stock on the grant date, determined based on an independent appraisal as of the end of the previous year-end. Options may be exercised for 10 years from the grant date. The Company accounts for stock options granted to employees using the intrinsic value based method of accounting (see note 2).

In July 1999, Ameristeel's Board of Directors approved a Stock Purchase/SAR Plan (the "SAR Plan") available to essentially all employees. The SAR Plan authorized 946,170 shares of common stock to be sold to employees during three offering periods, July through September in each of 1999, 2002 and 2005. Employees who purchased stock were awarded stock appreciation rights ("SARs") equal to four times the number of shares purchased. SARs were granted at fair value at the date of the grant, determined based on an independent appraisal as of the previous year-end. The SARs become exercisable at the rate of 25% annually from the grant date and may be exercised for 10 years from the grant date. The SARs are recorded as a liability and benefits are charged to expense. Under this plan, for the year ended December 31, 2005, there was a $1.5 million expense recovery compared to a $6.4 million expense for the year ended December 31, 2004.

In July 2002, Ameristeel's Board of Directors approved the issuance of SARs that were granted to officers with exercise prices granted at fair value at the date of grant. 6,244,722 SARs were authorized and issued. The SARs become one-third vested two years from the grant date, and one third in each of the subsequent two years from the grant date. SARs may be exercised for 10 years from the grant date. The SARs are recorded as a liability and benefits are charged to expense. Under this plan, for the year ended December 31, 2005, there was a $0.8 million expense recovery compared to a $14.3 million expense for the year ended December 31, 2004.

                                            CONSOLIDATED FINANCIAL STATEMENTS 55


A summary of the Company's stock option plans is as follows:

                                   YEAR ENDED DECEMBER 31, 2005   YEAR ENDED DECEMBER 31, 2004
                                   ----------------------------   ----------------------------
                                   Number of   Weighted-Average   Number of   Weighted-Average
                                     shares     Exercise Price      shares     Exercise Price
                                   ---------   ----------------   ---------   ----------------
Outstanding, beginning of period   2,833,288        $ 5.94        3,606,570        $ 6.41
Granted                                   --            --               --            --
Exercised                           (443,371)         1.86         (375,261)         1.90
Forfeited                            (26,341)         1.85          (76,321)         1.92
Expired                              (99,000)        19.00         (321,700)        19.46
Outstanding, end of period         2,264,576        $ 6.42        2,833,288        $ 5.94
Options exercisable                2,128,241                      2,350,378

The following table summarizes information about options outstanding at December 31, 2005:

                                     Weighted-average
Exercise Price            Number        Remaining       Weighted Average     Number
Range US$              Outstanding   Contractual Life       Exercise       Exercisable
--------------         -----------   ----------------   ----------------   -----------
$1.32 to $1.43            545,482           3.8              $ 1.39           545,482
$1.80 to $1.91            671,369           5.2                1.84           535,034
$2.11 to $2.96            454,725           3.5                2.61           454,725
$15.95 to $19.30 (1)      297,500           1.5               17.41           297,500
$20.71 to $26.27 (1)      295,500           0.9               20.91           295,500
                        ---------                                           ---------
                        2,264,576                                           2,128,241
                        =========                                           =========

Note: (1) these options are denominated in Canadian dollars and have been translated to US$ using the exchange rate at December 31, 2005.

Commencing with the Company's fiscal year that begins January 1, 2006, SFAS 123(R) will require that the Company recognize compensation expense equal to the fair value of equity-based compensation awards over the vesting period of each such award. See Note 19 below for additional information related to stock options.

NOTE 15 -- CONTINGENCIES AND COMMITMENTS

ENVIRONMENTAL

As the Company is involved in the manufacturing of steel, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by current and past operations is electric arc furnace ("EAF") dust, a residual from the production of steel in electric arc furnaces. Environmental legislation and regulation at both the federal and state level over EAF dust is subject to change, which may change the cost of compliance. While EAF dust is generated in current production processes, such EAF dust is being collected, handled and disposed of in a manner that the Company believes meets all current federal, state and provincial environmental regulations. The costs of collection and disposal of EAF dust are expensed

56 2005 ANNUAL REPORT


as operating costs when incurred. In addition, the Company has handled and disposed of EAF dust in other manners in previous years, and is responsible for the remediation of certain sites where such dust was generated and/or disposed.

In general, the Company's estimate of remediation costs is based on its review of each site and the nature of the anticipated remediation activities to be undertaken. The Company's process for estimating such remediation costs includes determining for each site the expected remediation methods, and the estimated cost for each step of the remediation. In such determinations, the Company may employ outside consultants and providers of such remedial services to assist in making such determinations. Although the ultimate costs associated with the remediation are not known precisely, the Company estimated the present value of total remaining costs to be approximately $16.4 million and $16.2 million as of December 31, 2005 and 2004, respectively. Of the $16.4 million of costs recorded as a liability at December 31, 2005, the Company expects to pay approximately $3.3 million during the year ended December 31, 2006.

Based on past use of certain technologies and remediation methods by third parties, evaluation of those technologies and methods by the Company's consultants and third-party estimates of costs of remediation-related services provided to the Company of which the Company and its consultants are aware, the Company and its consultants believe that the Company's cost estimates are reasonable. Considering the uncertainties inherent in determining the costs associated with the clean-up of such contamination, including the time periods over which such costs must be paid, the extent of contribution by parties which are jointly and severally liable, and the nature and timing of payments to be made under cost sharing arrangements, there can be no assurance the ultimate costs of remediation may not differ from the estimated remediation costs.

In April 2001, the Company was notified by the Environmental Protection Agency
(EPA) of an investigation that identifies the Company as a potential responsible party (PRP) in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, lastly operated by Stoller Chemical Company, a now bankrupt corporation. The EPA has filed Suit Under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) with the Company named as a defendant seeking damages of $16.6 million. CERCLA imposes joint and several strict liability in connection with environmental contamination. The Company is included in this action because the Company allegedly shipped EAF dust to this property. The EPA originally offered a settlement to the named PRPs under which the Company's allocation was approximately $1.8 Million. One of the named PRPs is in bankruptcy proceedings. The EPA has reconsidered the appropriate allocation. That reconsideration caused the EPA's View of the Company's allocation to substantially increase. The Company Objects to its inclusion as a PRP on several bases, has asserted defenses, including statute of limitations defenses, and is pursuing legal alternatives, including adding a third party which the Company believes was incorrectly excluded from the original lawsuit. In 2004, the court denied a motion asserting some, but not all, of the Company's defenses. Also in 2004, the EPA and the Company had further discussions on a settlement and, based on these discussions, the Company believes that the EPA has a settlement range of $8.0 to $10.0 million. The Company is not in agreement with this assessment. The Company previously offered to settle the matter for $1.6 million. EPA is in the process of finalizing a settlement with two of the

                                            CONSOLIDATED FINANCIAL STATEMENTS 57


five defendants for $1.7 million. The EPA and the Company have filed cross-motions for summary judgment on the issue of liability. Although the Company has accrued $1.6 million with respect to this matter, the ultimate outcome of this matter cannot be determined at this time.

OTHER CLAIMS

In the normal course of its business, various lawsuits and claims are brought against the Company. The Company vigorously contests any claim which it believes is without merit. Management believes that any claims will not have a material effect on the financial position, consolidated earnings or the cash flows of the Company.

OPERATING LEASE COMMITMENTS

The Company leases certain equipment and real property under non-cancelable operating leases. Aggregate future minimum payments under these leases are as follows ($000s):

Year Ending
December 31,    Amount
------------   -------
2006           $13,934
2007            10,850
2008             9,504
2009             7,575
2010             6,678
Thereafter      33,125
               -------
               $81,666
               =======

Rent expense related to operating leases was $26.4 million and $19.8 million for the years ended December 31, 2005 and 2004, respectively.

Certain of the operating lease commitments of the former Co-steel entities were at lease rates in excess of fair value as of the acquisition date. Accordingly, a purchase accounting liability was recorded by the Company for the present value of the unfavorable lease commitments.

SERVICE COMMITMENTS

The Company has long-term contracts with several raw material suppliers. The Company typically realizes lower costs and improved service from these contracts. The Company believes these raw materials would be readily available in the market without such contracts.

NOTE 16 - OTHER EXPENSE/INCOME

Other expenses, net of other income for the year ended December 31, 2005, consists primarily of $14 million of fixed costs associated with the idled Beaumont, Texas steel mill facility and a $3.3 million write-down on certain assets held for sale. These expenses were partially offset by $1.1 million collected under the U.S.

58 2005 ANNUAL REPORT


Continued Dumping Subsidy Offset Act and other miscellaneous receipts.

Other income, net of other expenses for the year ended December 31, 2004, consists of income of $1.2 million from a power interruption claim, $1.0 million collected under the us Continued Dumping Subsidy Offset Act, and $1.0 million from the mark to market of trading securities.

NOTE 17 -- SEGMENT INFORMATION

The Company is organized into two primary business segments: (a) Steel mills and
(b) Downstream products. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets include primarily: cash; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes: corporate headquarters staff, including executive management; human resources; finance and accounting; procurement and environmental; and management information systems. Included in these respective areas are payroll costs, travel and entertainment, professional fees and other costs that may not be directly attributable to either specific segment.

Operational results and other financial data for the geographic and two business segments for the years ended December 31 are presented below ($000s):

                                     Year Ended           Year Ended
                                  December 31, 2005   December 31, 2004
                                  -----------------   -----------------
Revenue from external customers
   Steel mills                        $3,087,160         $2,492,190
   Downstream products                   809,983            517,664
                                      ----------         ----------
      Total                           $3,897,143         $3,009,854
                                      ==========         ==========
Inter-company sales
   Steel mills                        $  866,006         $  688,450
   Downstream products                        --                 --
   Corp/eliminations/other              (866,006)          (688,450)
                                      ----------         ----------
      Total                           $       --         $       --
                                      ==========         ==========
Total sales
   Steel mills                        $3,953,166         $3,180,640
   Downstream products                   809,983            517,664
   Corp/eliminations/other              (866,006)          (688,450)
                                      ----------         ----------
      Total                           $3,897,143         $3,009,854
                                      ==========         ==========

                                            CONSOLIDATED FINANCIAL STATEMENTS 59


                                            Year ended         Year ended
                                        December 31, 2005   December 31,200
                                        -----------------   ---------------
Operating income (loss):
   Steel mills                              $  401,747        $  428,810
   Downstream products                          46,420            18,871
   Corp/eliminations/other                     (47,662)          (74,405)
                                            ----------        ----------
      Total                                 $  400,505        $  373,273
                                            ==========        ==========
Depreciation and amortization expense
   Steel mills                              $   82,972        $   63,742
   Downstream products                           7,939             6,318
   Corp/eliminations/other                      14,780            11,802
                                            ----------        ----------
      Total                                 $  105,691        $   81,862
                                            ==========        ==========
Segment assets
   Steel mills                              $1,840,562        $1,848,390
   Downstream products                         284,752           265,833
   Corp/eliminations/other                     704,137           478,308
                                            ----------        ----------
      Total                                 $2,829,451        $2,595,531
                                            ==========        ==========
Segment goodwill
   Steel mills                              $   90,889        $   90,889
   Downstream products                          31,827            31,827
   Corp/eliminations/other                          --                --
                                            ----------        ----------
      Total                                 $  122,716        $  122,716
                                            ==========        ==========
Capital expenditures
   Steel mills                              $  119,416        $   74,797
   Downstream products                           5,237             3,274
   Corp/eliminations/other                      11,211             4,078
                                            ----------        ----------
      Total                                 $  135,864        $   82,149
                                            ==========        ==========

Geographic data is as follows:

December 31, 2005                 United States   Canada       Total
-----------------                 -------------  --------   ----------
Revenue from external customers    $3,078,901    $818,242   $3,897,143
Long-lived assets                     660,404     295,197      955,601
December 31, 2004
Revenue from external customers    $2,480,627    $529,227   $3,009,854
Long-lived assets                     634,325     285,537      919,862

60 2005 ANNUAL REPORT


                                       Year ended         Year ended
                                   December 31, 2005   December 31,2004
                                   -----------------   ----------------
Revenues by product lines
Mill finished goods:
   Stock rebar                         $  858,095         $  627,765
   Merchant bar/special sections        1,699,091          1,247,004
   Rod                                    362,978            423,516
Total mill finished goods               2,920,164          2,298,285

Billets                                     9,951             10,442
Total mill products                     2,930,115          2,308,727
Other mill segments                       158,095            183,463
Fabricating and downstream                808,933            517,664
                                       ----------         ----------
Total segment revenues                 $3,897,143         $3,009,854
                                       ==========         ==========

NOTE 18 -- DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The most significant differences between United States and Canadian GAAP, in terms of impact on the Company's consolidated financial statements, relate to the accounting for joint ventures, pensions and the reporting of comprehensive income.

The following tables reconcile the consolidated statements of earnings as reported under U.S. GAAP with those that would have been reported under Canadian
GAAP:

Year Ended                                       2005       2004
----------                                     --------   --------
Net income -- U.S. GAAP                        $295,497   $337,669
Adjustment to purchase price allocation
   relating to differences under Canadian
   GAAP (net of tax)(a)                           2,622      1,360
Maintenance shutdown accrual (net of tax)(d)      3,876      2,507
                                               --------   --------
Net income -- Canadian GAAP                    $301,995   $341,536
                                               --------   --------
Net earnings per share -- Canadian GAAP
   Basic                                       $   0.99   $   1.47
   Diluted                                     $   0.99   $   1.46

(a) Adjustment to Purchase Price Allocation relating to differences under Canadian GAAP Under Canadian GAAP, joint ventures are accounted for using the proportionate consolidation method, while under U.S. GAAP, joint ventures are accounted for under the equity method. The different accounting

                                            CONSOLIDATED FINANCIAL STATEMENTS 61


treatment affects only the display and classification of financial statement items and not net income or shareholders' equity. See note 6 for summarized financial information in respect of the Company's joint ventures.

Because of the different treatment of joint ventures between Canadian GAAP and U.S. GAAP as well as a difference in the treatment for accounting for convertible debentures at the time of purchase, a permanent difference resulted from the allocation of the purchase price. Under purchase accounting, the excess of the value of the assets over the purchase price (negative goodwill) is allocated to the long term assets acquired. Under Canadian GAAP, because the joint venture assets are proportionately accounted for and therefore there is no investment in subsidiary long term asset, the negative goodwill is allocated only against property, plant and equipment. Under U.S. GAAP, the negative goodwill is allocated to property, plant and equipment and investment in joint ventures. As a result, there is a difference in depreciation expense. Also, due to the difference in accounting for convertible debentures at the time of purchase, there is a difference in interest expense.

(b) Comprehensive Income

United States accounting standards for reporting comprehensive income are set forth in SFAS No. 130. Comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-owner sources. Components of comprehensive income include items such as net earnings (loss), changes in the fair value of investments not held for trading, minimum pension liability adjustments, derivative instruments and certain foreign currency translation gains and losses. Under Canadian GAAP, there is no comprehensive income.

(c) Accumulated Unfunded Pension Liability

Under U.S. GAAP, the Company recognizes an additional minimum pension liability charged to other comprehensive income in shareholders' equity to the extent that the unfunded accumulated benefit obligation ("ABO") exceeds the fair value of the plan assets and this amount is not covered by the pension liability already recognized in the balance sheet. The calculation of the ABO is based on the actuarial present value of the vested benefits to which the employee is currently entitled, based on the employee's expected date of separation or retirement. Canadian GAAP does not require the recognition of an additional minimum liability.

(d) Maintenance shutdown accrual

Under U.S. GAAP, the Company accrues for scheduled annual maintenance shutdowns. Canadian GAAP does not allow this accounting practice.

62 2005 ANNUAL REPORT


The following table indicates the cumulative effect of the above adjustments on balance sheet accounts, displaying results under Canadian GAAP and U.S. GAAP:

                                                      Canadian GAAP               United States GAAP
                                               ---------------------------   ---------------------------
                                               December 31,   December 31,   December 31,   December 31,
                                                   2005           2004           2005           2004
                                               ------------   ------------   ------------   ------------
Assets
Current asset                                   $1,646,042     $1,459,573     $1,551,103     $1,342,583
Property, plant and equipment                    1,071,797      1,036,840        955,601        919,862
Goodwill                                           122,716        122,716        122,716        122,716
Other assets                                        32,741         26,280        200,031        207,370

Liabilities
Current liabilities (excluding indebtedness)       455,479        505,081        434,037        481,895
Current portion of long-term debt                    1,084          4,713          1,014          4,644
Long-term debt                                     434,415        434,532        432,737        432,823
Other long-term liabilities                        260,319        258,400        309,007        269,627
Deferred income taxes                               89,481         55,681         68,637         38,778

Shareholders' equity
Invested capital                                 1,010,341      1,008,511      1,010,341      1,008,511
Retained earnings                                  553,830        318,770        540,415        311,853
Cumulative translation adjustment                   68,347         59,721             --             --
Other comprehensive income (b)                          --             --         33,263         44,400

Changes in shareholders' equity under Canadian GAAP were as follows:

Year Ended December 31,                        2005         2004
-----------------------                     ----------   ----------
Shareholders' equity at beginning of year   $1,387,002   $  548,156
Net earnings                                   301,995      341,536
Employee stock options                           1,830          707
Stock issuance                                      --      460,203
Dividends                                      (66,935)          --
Foreign currency translation adjustment          8,626       36,400
                                            ----------   ----------
Shareholders' equity at end of period       $1,632,518   $1,387,002
                                            ----------   ----------

                                            CONSOLIDATED FINANCIAL STATEMENTS 63


The difference in consolidated shareholders' equity may be reconciled as follows:

Year Ended December 31,                                      2005         2004
-----------------------                                   ----------   ----------
Shareholders' equity based on U.S. GAAP                   $1,584,019   $1,364,764
Adjust purchase price                                          7,031        4,410
Maintenance shutdown accrual                                   6,384        2,507
Additional minimum pension liability (d)                      35,084       15,321
Cumulative increase in net earnings under Canadian GAAP       48,499       22,238
                                                          ----------   ----------
SHAREHOLDERS' EQUITY BASED ON CANADIAN GAAP               $1,632,518   $1,387,002
                                                          ----------   ----------

There are no significant differences with respect to the consolidated statement of cash flows between U.S. GAAP and Canadian GAAP.

NOTE 19 -- RECENT ACCOUNTING PRONOUNCEMENTS

During December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share-Based Payment" (SFAS 123(R)). SFAS 123(R) replaces FASB Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS
123), supersedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock issued to Employees" (APB 25), and amends FASB Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows" (SFAS 95). Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and eliminates the pro forma disclosures that were permitted as an alternative to financial statement recognition. Statement 123(R) was originally effective the beginning of the first interim or annual period beginning after June 15, 2005. However, on April 14, 2005, the securities and Exchange Commission (SEC) issued a new rule amending the effective date of SFAS 123(R) to the first fiscal year beginning after June 15, 2005. Accordingly, the Company will implement the revised standard in the first quarter of fiscal year 2006, under the "modified prospective" method. The Company is currently assessing the implications of this revised standard and the effect it will have on its results of operations in the first quarter of 2006 and thereafter.

In November 2004, the FASB issued SFAS No. 151 "Inventory Costs". This statement clarifies the accounting for the abnormal amount of idle facilities expense, freight, handling costs and wasted material. This statement requires that those items be recognized as current-period expense. In addition the statement requires that allocation of fixed overhead to the cost of conversion be based on the normal capacity of the production facilities. This statement is effective for fiscal years beginning after June 15, 2005. The Company's current inventory accounting policy follows SFAS 151; therefore, the adoption of SFAS 151 will not have any impact on the consolidated results of operations.

64 2005 ANNUAL REPORT


NOTE 20 -- FINANCIAL INFORMATION RELATED TO SUBSIDIARY GUARANTORS

Consolidating financial information related to the Company and its subsidiary Guarantors and non-Guarantors as of December 31, 2005 and December 31, 2004 and for the years ended December 31, 2005 and December 31, 2004 is disclosed to comply with the reporting requirements of the Company's subsidiary Guarantors. The subsidiary Guarantors are wholly-owned subsidiaries of the Company which have fully and unconditionally guaranteed the Company's 10 3/8% Senior Notes due 2011. The non-Guarantors are subsidiaries of the Company, and non wholly-owned subsidiaries like AmeriSteel Bright Bar, which have not fully and unconditionally guaranteed the Company's 10 3/8% Senior Notes due 2011. Consolidating financial information follows:

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2005
(US$ in thousands)

                                                                 GERDAU
                                                               AMERISTEEL                   NON-
                                                     GUSAP    CORPORATION   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                                   --------   -----------   ----------   ----------   ------------   ------------
ASSETS
Current assets
   Cash and cash equivalents                       $  5,413   $   21,233    $  386,995   $     618    $        --     $  414,259
   Restricted cash and cash equivalents                  --           --           473          --             --            473
   Accounts receivable, net                              --       55,717       287,298       1,743             --        344,758
   Inventories                                           --      107,584       634,749       2,832             --        745,165
   Deferred tax assets                                   --           --        23,212          --             --         23,212
   Other current assets                                   2        5,775        17,343         116             --         23,236
                                                   --------   ----------    ----------   ---------    -----------     ----------
Total Current assets                                  5,415      190,309     1,350,070       5,309             --      1,551,103
                                                   ========   ==========    ==========   =========    ===========     ==========
Investment in subsidiaries                          445,946    1,201,423       719,544       8,785     (2,222,259)       153,439
Property, Plant and equipment                            --      204,092       748,385       3,124             --        955,601
Goodwill                                                 --           --       118,029       4,687             --        122,716
Deferred Financing Costs                             10,923          568         2,931          29             --         14,451
Deferred tax assets                                      --       28,937        (5,513)         --             --         23,424
Other assets                                             --        8,301           416          --             --          8,717
                                                   --------   ----------    ----------   ---------    -----------     ----------
TOTAL ASSETS                                       $462,284   $1,633,630    $2,933,862   $  21,934    $(2,222,259)    $2,829,451
                                                   ========   ==========    ==========   =========    ===========     ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Accounts payable                                $     --   $   56,894    $  227,490   $     635    $        --     $  285,019
   Intercompany                                       1,707       12,512       (28,461)   (129,609)       143,851             --
   Accrued salaries, wages and employee benefits         --        7,129        59,541          74             --         66,744
   Accrued Interest                                  19,259        1,303           441          --             --         21,003
   Other current liabilities                           (164)       8,999        51,022       1,414             --         61,271
   Current portion of long-term borrowings               --          146           421         447             --          1,014
                                                   --------   ----------    ----------   ---------    -----------     ----------
Total Current liabilities                            20,802       86,983       310,454    (127,039)       143,851        435,051
                                                   ========   ==========    ==========   =========    ===========     ==========
Long-term Borrowings                                398,780          304        31,705       1,948             --        432,737
Convertible debenture                                    --       96,594            --          --             --         96,594
Related Party Borrowings                              4,385       66,930        72,025         511       (143,851)            --
Accrued Benefit obligation                               --       94,575        52,592          --             --        147,167
Other liabilities                                        --        7,451        57,795          --             --         65,246
Deferred tax liabilities                                 --           --        67,804         833             --         68,637
                                                   --------   ----------    ----------   ---------    -----------     ----------
TOTAL LIABILITIES                                   423,967      352,837       592,375    (123,747)            --      1,245,432
                                                   ========   ==========    ==========   =========    ===========     ==========
Shareholders' equity
   Capital stock                                     61,109    1,306,675     1,937,484      35,136     (2,330,063)     1,010,341
   Retained earnings (accumulated deficit)          (13,161)      36,301       408,113     137,316        (28,154)       540,415
   Accumulated other comprehensive income            (9,631)     (62,183)       (4,110)    (26,771)       135,958         33,263
                                                   --------   ----------    ----------   ---------    -----------     ----------
TOTAL SHAREHOLDERS' EQUITY                           38,317    1,280,793     2,341,487     145,681     (2,222,259)     1,584,019
                                                   ========   ==========    ==========   =========    ===========     ==========
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         $462,284   $1,633,630    $2,933,862   $  21,934    $(2,222,259)    $2,829,451
                                                   ========   ==========    ==========   =========    ===========     ==========

                                            CONSOLIDATED FINANCIAL STATEMENTS 65


GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2004
(US$ in thousands)

                                                                 GERDAU
                                                               AMERISTEEL                   NON-
                                                     GUSAP    CORPORATION   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                                   --------   -----------   ----------   ----------   ------------   ------------
ASSETS
Current assets
   Cash and cash equivalents                       $     --   $   51,212    $   36,020   $     900    $        --     $   88,132
   Restricted cash and cash equivalents                  --           --           465          --             --            465
   Accounts receivable, net                              --       65,972       292,766       1,641             --        360,379
   Inventories                                           --      128,942       721,036       3,177             --        853,155
   Deferred tax assets                                   --           --         8,754          --             --          8,754
   Other current assets                                  --        2,453        29,176          69             --         31,698
                                                   --------   ----------    ----------   ---------    -----------     ----------
Total Current assets                                     --      248,579     1,088,217       5,787             --      1,342,583
                                                   ========   ==========    ==========   =========    ===========     ==========
Investment in subsidiaries                          445,946      768,071       230,954       8,786     (1,275,962)       177,795
Property, Plant and equipment                            --      192,887       723,805       3,170             --        919,862
Goodwill                                                 --           --       118,029       4,687             --        122,716
Deferred Financing Costs                              9,557          109         3,916          34             --         13,616
Deferred tax assets                                      --       21,570       (13,336)         --             --          8,234
Other assets                                             --          (21)        7,746          --             --          7,725
                                                   --------   ----------    ----------   ---------    -----------     ----------
TOTAL ASSETS                                       $455,503   $1,231,195    $2,159,331   $  22,464    $(1,275,962)    $2,592,531
                                                   ========   ==========    ==========   =========    ===========     ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Accounts payable                                $     --   $   75,200    $  219,513   $     288    $        --     $  295,001
   Intercompany                                       5,076     (315,055)      433,695    (123,716)            --             --
   Accrued salaries, wages and employee benefits         --        6,465        52,851           2             --         59,318
   Accrued Interest                                  19,259        1,177           635          --             --         21,071
   Other current liabilities                           (447)       9,687        44,582         893             --         54,715
   Accrued acquisition costs                             --           --        51,790          --             --         51,790
   Current portion of long-term borrowings               --          104         4,092         448             --          4,644
                                                   --------   ----------    ----------   ---------    -----------     ----------
Total Current liabilities                            23,888     (222,422)      807,158    (122,085)            --        486,539
                                                   ========   ==========    ==========   =========    ===========     ==========
Long-term Borrowings                                397,986        1,518        31,032       2,287             --        432,823
Convertible debenture                                    --       86,510            --          --             --         86,510
Related Party Borrowings                                 --       11,702       (11,702)         --             --             --
Accrued Benefit obligation                               --       59,393        55,399          --             --        114,792
Other liabilities                                        --        1,062        67,263          --             --         68,325
Deferred tax liabilities                                 --           --        37,850         928             --         38,778
                                                   --------   ----------    ----------   ---------    -----------     ----------
TOTAL LIABILITIES                                   421,874      (62,237)      987,000    (118,870)            --      1,227,767
                                                   ========   ==========    ==========   =========    ===========     ==========
Shareholders' equity
   Capital stock                                     61,109    1,264,920     1,020,001      30,471     (1,367,990)     1,008,511
   Retained earnings (accumulated deficit)          (17,849)      54,899       154,982     116,325          3,496        311,853
   Accumulated other comprehensive income            (9,631)     (26,387)       (2,652)     (5,462)        88,532         44,400
                                                   --------   ----------    ----------   ---------    -----------     ----------
TOTAL SHAREHOLDERS' EQUITY                           33,629    1,293,432     1,172,331     141,334     (1,275,962)     1,364,764
                                                   ========   ==========    ==========   =========    ===========     ==========
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         $455,503   $1,231,195    $2,159,331   $  22,464    $(1,275,962)    $2,592,531
                                                   ========   ==========    ==========   =========    ===========     ==========

66 2005 ANNUAL REPORT


GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS
YEAR ENDED DECEMBER 31, 2005
(US$ in thousands)

                                                          GERDAU AMERISTEEL                   NON-
                                                 GUSAP       CORPORATION      GUARANTORS   GUARANTORS   CONSOLIDATED
                                               --------   -----------------   ----------   ----------   ------------
Net sales                                      $     --        $578,008       $3,293,657    $25,478      $3,897,143
Operating Expenses
   Cost of sales (exclusive of depreciation)         --         507,879        2,723,417     22,569       3,253,865
   Selling and administrative                        --          16,179          108,051      1,328         125,558
   Depreciation                                      --          21,064           81,772        199         103,035
   Other operating (income) expense                  --            (537)          14,776        (59)         14,180
                                                     --         544,585        2,928,016     24,037       3,496,638
Income from Operations                               --          33,423          365,641      1,441         400,505
Earnings from Joint Ventures                         --              --           91,201         --          91,201
Income before Other Expenses & Income Taxes          --          33,423          456,842      1,441         491,706
Other Expenses
   Interest, net                                 43,147           1,172            5,935        166          50,420
   Foreign exchange loss (gain)                      12            (391)          (1,190)        15          (1,554)
   Amortization of deferred financing costs       1,558              45            1,048          5           2,656
                                                 44,717             826            5,793        186          51,522
(Loss) Income before Taxes                      (44,717)         32,597          451,049      1,255         440,184
Income tax Expense                                1,114           8,397          134,076      1,100         144,687
(Loss) Income before Dividend Income            (45,831)         24,200          316,973        155         295,497
Stock Dividends                                 (35,240)        (18,868)          54,108         --              --
                                               --------        --------       ----------    -------      ----------
Net (Loss) Income                              $(10,591)       $ 43,068       $  262,865    $   155      $  295,497
                                               --------        --------       ----------    -------      ----------

                                            CONSOLIDATED FINANCIAL STATEMENTS 67


GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS
YEAR ENDED DECEMBER 31, 2004
(US$ in thousands)

                                                          GERDAU AMERISTEEL                   NON-
                                                 GUSAP       CORPORATION      GUARANTORS   GUARANTORS   ELMINATIONS   CONSOLIDATED
                                               --------   -----------------   ----------   ----------   -----------   ------------
Net sales                                      $     --        $601,196       $2,387,684     $20,974     $     --      $3,009,854
Operating Expenses
   Cost of sales (exclusive of depreciation)         --         503,954        1,930,478      16,513           --       2,450,945
   Selling and administrative                        --          12,538           95,834       1,012           --         109,384
   Depreciation                                      --          17,941           61,166         204           --          79,311
   Other operating expense (income)                  --             143           (3,205)         --           --          (3,062)
                                                     --         534,576        2,084,273      17,729           --       2,636,578
Income from Operations                               --          66,620          303,411       3,245           --         373,276
Earnings from Joint Ventures                         --              --          141,474          --           --         141,474
Income before Other Expenses & Income Taxes          --          66,620          444,885       3,245           --         514,750
Other Expenses
   Interest, net                                 42,715           5,930            7,528         157           --          56,330
   Foreign exchange loss (gain)                      26           9,683           (1,581)         (5)          --           8,123
   Amortization of deferred financing costs       1,463              45            1,043          --           --           2,551
                                                 44,204          15,658            6,990         152           --          67,004
(Loss) Income before Taxes                      (44,204)         50,962          437,895       3,093           --         447,746
Income tax Expense                                  777          18,960           90,189         151           --         110,077
(Loss) Income before Dividend Income            (44,981)         32,002          347,706       2,942           --         337,669
Stock Dividends                                 (44,119)             --               --          --       44,119              --
                                               --------        --------       ----------     -------     --------      ----------
Net(Loss) Income                               $   (862)       $ 32,002       $  347,706     $ 2,942     $(44,119)     $  337,669
                                               --------        --------       ----------     -------     --------      ----------

68 2005 ANNUAL REPORT


GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005
(US$ in thousands)

                                                                                   GERDAU
                                                                                 AMERISTEEL                 NON-
                                                                        GUSAP   CORPORATION  GUARANTORS  GUARANTORS  CONSOLIDATED
                                                                      --------  -----------  ----------  ----------  ------------
OPERATING ACTIVITIES
Net (loss) income                                                     $(10,591)  $  43,068   $ 262,865     $ 155      $ 295,497
Adjustment to reconcile net income to net cash
   (used in) provided by operating activities:
   Depreciation                                                             --      21,064      81,772       199        103,035
   Amortization                                                          1,558          45       1,048         5          2,656
   Deferred income taxes                                                    --      (8,005)     25,261        --         17,256
   Loss on disposition of property, plant and equipment                     --          --       3,328        --          3,328
   Income from joint ventures                                               --          --     (91,201)       --        (91,201)
   Distributions from joint ventures                                        --          --     115,828        --        115,828
Changes in operating assets and liabilities, net of acquisitions:
   Accounts receivable                                                      --      12,336       6,705      (143)        18,898
   Inventories                                                              --      23,943      88,768       345        113,056
   Other assets                                                             --      (2,748)      1,469        (5)        (1,284)
   Liabilities                                                          13,652     356,451    (368,079)     (637)         1,387
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                      4,619     446,154     127,764       (81)       578,456
INVESTING ACTIVITIES
   Intercompany investments                                                 --    (385,320)    385,029       291             --
   Additions to property, plant and equipment                               --     (24,809)   (110,903)     (152)      (135,864)
   Proceeds received from disposition of property, plant & equipment        --          --       6,444        --          6,444
   Acquisitions                                                             --          --     (49,654)       --        (49,654)
   Sales of short term investments                                          --          --     140,950        --        140,950
   Purchases of short term investments                                      --          --    (140,950)       --       (140,950)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                         --    (410,129)    230,916       139       (179,074)
FINANCING ACTIVITIES
   Payments on term loans                                                  794        (125)     (4,721)     (340)        (4,392)
   Additions to deferred financing costs                                    --        (515)     (2,976)       --         (3,491)
   Cash dividends                                                           --     (66,935)         --        --        (66,935)
   Change in restricted cash                                                --          --          (8)       --             (8)
   Proceeds from issuance of employee stock purchases                       --       1,830          --        --          1,830
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                        794     (65,745)     (7,705)     (340)       (72,996)
Effect of exchange rate changes                                             --        (259)         --        --           (259)
                                                                      --------   ---------   ---------     -----      ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                         5,413     (29,979)    350,975      (282)       326,127
                                                                      --------   ---------   ---------     -----      ---------
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                            --      51,212      36,020       900         88,132
                                                                      --------   ---------   ---------     -----      ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                            $  5,413   $  21,233   $ 386,995     $ 618      $ 414,259
                                                                      --------   ---------   ---------     -----      ---------

                                            CONSOLIDATED FINANCIAL STATEMENTS 69


GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
ENDED DECEMBER 31, 2004
(US$ in thousands)

                                                              GERDAU
                                                            AMERISTEEL                 NON-
                                                  GUSAP    CORPORATION  GUARANTORS  GUARANTORS  ELIMINATIONS  CONSOLIDATED
                                                ---------  -----------  ----------  ----------  ------------  ------------
OPERATING ACTIVITIES
Net (Loss) Income                                $  (862)   $  32,002   $ 347,706    $ 2,942      $(44,119)    $ 337,669
Adjustment to reconcile net income to net cash
   (used in) provided by operating activities:
   Depreciation                                       --       17,941      61,166        204            --        79,311
   Amortization                                    1,463           45       1,043         --            --         2,551
   Deferred Income Taxes                              --       14,115      (6,652)        --            --         7,463
   Income From Joint Ventures                         --           --    (141,474)        --            --      (141,474)
   Distributions From Joint Ventures                  --           --      82,803         --            --        82,803
Changes in operating assets and liabilities,
   net of acquisitions:
   Accounts Receivable                                --      (15,430)      2,352       (277)           --       (13,355)
   Inventories                                        --      (49,523)   (227,368)    (1,788)           --      (278,679)
   Other Assets                                       --          354      (9,883)        (2)           --        (9,531)
   Liabilities                                    (1,316)    (294,647)    355,124       (939)           --        58,222
NET CASH (USED IN) PROVIDED BY
   OPERATING ACTIVITIES                             (715)    (295,143)    464,817        140       (44,119)      124,980
INVESTING ACTIVITIES
   Intercompany investments                           --           --     (44,119)        --        44,119            --
   Additions to property, plant and equipment         --      (28,457)    (53,690)        (2)           --       (82,149)
   Acquisitions                                       --      (21,316)   (277,106)        --            --      (298,422)
   Sales of short term investments                    --           --      60,051         --            --        60,051
   Purchases of short term investments                --           --     (60,051)        --            --       (60,051)
NET CASH PROVIDED BY (USED IN)
   INVESTING ACTIVITIES                               --      (49,773)   (374,915)        (2)       44,119      (380,571)
FINANCING ACTIVITIES
   Proceeds from issuance of new debt                 --           --      25,000         --            --        25,000
   Revolving credit borrowings (payments)            715      (71,509)    (84,434)      (402)           --      (155,630)
   Change in restricted cash                          --           --        (465)        --            --          (465)
   Proceeds from issuance of
   employee stock purchases                           --          698           9         --            --           707
   Proceeds from issuance of common stock             --      460,203          --         --            --       460,203
NET CASH PROVIDED BY (USED IN)
FINANCING ACTIVITIES                                 715      389,392     (59,890)      (402)           --       329,815
Effect of exchange rate changes                       --        3,703         195         60            --         3,958
                                                 -------    ---------   ---------    -------      --------     ---------
(DECREASE) INCREASE IN CASH
   AND CASH EQUIVALENTS                               --       48,179      30,207       (204)           --        78,182
                                                 -------    ---------   ---------    -------      --------     ---------
CASH AND CASH EQUIVALENTS
   AT BEGINNING OF PERIOD                             --        3,033       5,813      1,104            --         9,550
                                                 -------    ---------   ---------    -------      --------     ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD       $    --    $  51,212   $  36,020    $   900      $     --     $  88,132
                                                 -------    ---------   ---------    -------      --------     ---------

70 2005 ANNUAL REPORT

                                                         OFFICERS & DIRECTORS 71


BOARD OF DIRECTORS

Phillip E. Casey
Chairman of the Board

J. Spencer Lanthier
Chairman of Audit Committee

Kenneth W. Harrigan
Member of Audit and Human
Resources Committees

Arthur Scace
Member of Audit and Corporate
Governance Committees

Dr. Michael D. Sopko
Chairman of Human Resources
Committee

Joseph J. Heffernan
Chairman of Corporate Governance
Committee and Member of Human
Resource Committee

Frederico Gerdau Johannpeter
Director

Jorge Gerdau Johannpeter
Director

Andre B. Johannpeter
Director

CORPORATE OFFICERS

Mario Longhi
President and CEO

Tom J. Landa
Vice President
Finance and
Chief Financial Officer

Robert E. Lewis
Vice President
General Counsel and
Corporate Secretary

J. Neal McCullohs
Vice President
Downstream Operations

Michael P. Mueller
Vice President
Steel Mill Operations

Andre Beaudry
Vice President
Steel Product Sales

Jack C. Peterson
Vice President
Management Systems

Robert Bullard
Vice President
Technology

James L. Diggs
Vice President
Fabricated Reinforcing
Steel Group

Robert L. Thompson
Vice President
Recycling

Michael P. Christy
Vice President
Procurement and Logistics

Matthew C. Yeatman
Vice President
Raw Materials

James S. Rogers
Vice President
Human Resources

Harley L. Scardoelli
Treasurer

Paul J. Lawrence
Corporate Controller

STEEL OPERATIONS

Glen A. Beeby
Vice President
Northeast Mill Region

Gregory W. Bott
Vice President
Beaumont Mill

Carl W. Czarnik
Vice President
Central Mill Region

Jerry A. Goodwald
Vice President
St. Paul Mill

Wib G. Manuel
Vice President
Southern Mill Region

Roger D. Paiva
Vice President
Whitby Mill

Arlan G. Piepho
Vice President
Knoxville Mill

Mark A. Quiring
Vice President
Calvert City Mill

Anthony S. Read
Vice President
Charlotte Mill

Franco Merlini
Vice President
Perth Amboy and Sayreville Mills

Donald R. Shumake
Vice President
Jacksonville Mill

Yuan C. Wang
Vice President
Manitoba Mill

Edward C. Woodrow
Vice President
Cartersville Mill

(GERDAU AMERISTEEL(TM) LOGO)                                  2005 ANNUAL REPORT

(STEEL LOGO)
BUILDING A SUSTAINABLE FUTURE

(GERDAU AMERISTEEL(TM) LOGO)

GERDAU AMERISTEEL
Executive Office
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Tampa, FL 33607
Phone: (813) 286.8383

GERDAU AMERISTEEL - INVESTOR RELATIONS
Phone: (813) 207 2300
Fax: (813) 207.2355
in@gerdauameristeel.com

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Av. Farrapos, 1811-90.220-005
Porto Alegre - RS - Brasil
Phone: +55(51) 3323.2000
www.gerdau.com.br

GERDAU INVESTOR RELATIONS
Phone: +55(51) 3323 2703
Fax: +55(51) 3323.2281
inform@gerdau.com.br